GRUPPO
CAMPARI

RECEIVED

2008 DEC 30 A 10:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission [redacted]
450 Fifth Street, NW
Washington, D.C. 20549
United States of America

08006350

By Courier

December 22, 2008

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

SUPPL

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated quaterly report as of September 30, 2008, referring to the period from January 1, 2008 to September 30, 2008, as approved by the Board of Directors Meeting held on November 11, 2008, translated into English;

2.) Two press releases in Italian and English announcing the approval by the Board of Directors of the consolidated results for the third quarter of 2008 and the acquisitions of Distiladora San Nicolas, Mexican tequila brands, the Ukrainian Sparkling Wine Company Odessa and the Argentinian Spirits Company Sabia; and

3.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

PROCESSED
JAN 0 6 2009
THOMSON REUTERS

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

1/5

Encs.

GRUPPO
CAMPARI

PRESS RELEASE
2008 NINE MONTHS RESULTS

Sales: € 649.6 million (+0.8%)
Organic sales growth: +5.8%

EBITDA before one-off's: € 147.0 million (+1.6%), 22.6% of sales

EBIT before one-off's: € 132.6 million (+1.9%), 20.4% of sales
Organic EBIT before one off's growth: +7.4%

Group's pre-tax profit: € 116.5 million (+0.9%)

* * *

Acquisition of Destiladora San Nicolas, Mexican tequila distillery, owner of the Espolón and San Nicolas tequila brands

Price US$ 17.5 million (€ 13.7 million) for the acquisition of 100% of share capital, plus US$ 10 million (€ 7.8 million) of financial debt

* * *

Bob Kunze-Concewitz, Chief Executive Officer: "*In the first nine months of 2008, we achieved good results in spite of a tough environment. As we look ahead, we expect to contain the short-term market challenges and remain positive on the growth prospects of our Group in the medium-long term. Moreover, we are pleased to announce the acquisition of Destiladora San Nicolas, thus confirming our strong and unchanged commitment to strategic external growth*".

Milan, 11 November 2008 - The Board of Directors of Davide Campari-Milano S.p.A. approved the results for the first nine months ending 30 September 2008.

Consolidated results	1 January - 30 September 2008 € million	1 January - 30 September 2007 € million	Change at actual exchange rates	Change at constant exchange rates
Net sales	649.6	644.6	+0.8%	+3.0%
Contribution after A&P [1]	237.5	229.7	+3.4%	+5.7%
EBITDA before one-off's	147.0	144.6	+1.6%	+4.1%
EBITDA	147.9	143.4	+3.2%	+5.6%
EBIT before one-off's	132.6	130.1	+1.9%	+4.5%
EBIT	133.5	128.8	+3.6%	+6.2%
Group's pretax profit	116.5	115.5	+0.9%	+2.9%

[1] EBIT before SG&A (G&A, other operating income/expenses and selling expenses), based on new P&L format introduced in 2008.

CONSOLIDATED RESULTS FOR THE FIRST NINE MONTHS OF 2008

In the first nine months of 2008, Group sales totalled **€ 649.6 million**, a growth of **0.8%** (+3.0% at constant exchange rates).

The overall change in consolidated sales resulted from an **organic growth of 5.8%**, a **negative exchange rate effect of 2.2%** and a **negative perimeter effect of 2.8%**. The latter was due to the announced changes in the US portfolio.

Contribution after A&P (gross margin after distribution costs and A&P) increased by 3.4% to € 237.5 million, or 36.6% of sales. Organic growth accounted for 7.1% and external growth was a negative for 1.4%; lastly exchange rate effects negatively contributed for 2.4%.

EBITDA before one-off's increased by 1.6% (+4.1% at constant exchange rates) to € 147.0 million, or 22.6% of sales.

EBITDA rose by 3.2% (+5.6% at constant exchange rates) to € 147.9 million, or 22.8% of sales.

EBIT before one-off's grew by 1.9% (+4.5% at constant exchange rates) to € 132.6 million, or 20.4% of sales. **Organic growth** accounted for **7.4%.**

EBIT increased by 3.6% (+6.2% at constant exchange rates) to € 133.5 million, or 20.6% of sales.

The Group pre-tax profit was € 116.5 million, an **increase of 0.9%** (+2.9% at constant exchange rates).

As of 30 September 2008, after payments of € 31.8 million in dividends and US$ 80.8 million (approximately € 57 million) for 80% stake in of Cabo Wabo, **net debt** stood at € 310.2 million (€ 288.1 million as of 31 December 2007). Net debt includes € 20.5 million in estimated debt for possible exercise of put option on remaining 20% minority stake in Cabo Wabo.

CONSOLIDATED SALES FOR THE FIRST NINE MONTHS OF 2008

The **spirits segment** (69.6% of total sales) recorded a **decrease of 1.1%**, the combined result of an **organic growth of 5.7%**, a **negative exchange rate effect of 2.8%** and a **negative perimeter effect of** 4.0%.

The **Campari** brand posted a **growth of 10.2%** at constant exchange rates (9.9% at actual exchange rates). **SKYY** sales **grew by 11.0%** at constant exchange rates (-0.8% at actual exchange rates). Regarding the other main brands, **Aperol** confirmed the positive trend and recorded a **strong growth of +19.3%** at constant exchange rates; the **Brazilian brands** posted a **growth of 15.3%** at constant exchange rates (+21.1% at actual exchange rates). **CampariSoda** finished the first nine months with a **decrease of 6.8%** while **Cynar declined by 3.9%** at constant exchange rates over the same period. **Glen Grant** finished off the first nine months almost **in line** with last year (**-0.5%** at constant exchange rates).

The **wines segment,** which accounted for 15.4% of total sales, registered a **growth of 8.2%**, due to the combination of an **organic growth of 8.8%** and a negative exchange rate effect of 0.6%. The segment's positive performance was driven by the strong **Cinzano vermouth (+17.1%** at constant exchange rates) and by the **Cinzano sparkling wines range (+8.0%** at constant exchange rates). The still wines segment also benefited from the **positive performance** of all portfolio brands, **Sella & Mosca, Cantina Serafino** and **Teruzzi & Puthod.**

Sales of soft drinks (13.1% of total sales), which are generated almost entirely by the Italian market, recorded an **organic growth of 2.0%**, driven by **Crodino (+6.6%)**, while the **Lemonsoda** range registered a **decrease of 1.1%.**

Looking at results **by region**, sales on the **Italian market** (41.8% of total Group sales) recorded an **increase of 1.3%**, entirely attributable to organic growth. Sales in **Europe** (22.9% of consolidated sales) **grew by 10.0%**, driven by the **organic sales growth of 10.7%**, thanks to positive performances from Germany and Eastern European markets; the exchange rate effect was negative at 0.7%. In the Americas (30.3% of total sales), the **US market** registered an organic **growth of** 4.8%, a negative exchange rate effect **of 9.0%** and a negative perimeter effect **of 12.1%**. In **Brazil**, sales registered an organic **growth of 20.5%**. The exchange rate effect was positive at 6.0%. Sales

in the **rest of the world** (including duty free sales), which accounted for 5.1% of total sales, **grew by 1.3%** overall, driven by an **organic growth of 3.2%**.

ACQUISITION DF DESTILADORA SAN NICOLAS

Gruppo Campari reached an agreement to **purchase 100% of the share capital of Mexican based Destiladora San Nicolas, S.A. de C.V.** The business and assets include a **distillery**, the **Espolón** and **San Nicolas tequila brands**, **stock of tequila** and a **distribution platform** for the Mexican market.

The **price of the acquisition of 100% of the share capital is US$ 17.5 million** (or **€ 13.7 million** at current exchange rate), **plus US$ 10 million** (or **€ 7.8 million** at current exchange rate) **of financial debt**. An earn-out based on the incremental sales volume of the brands acquired is also foreseen. The total consideration corresponds to a **multiple of approximately 10 times the expected EBITDA in 2009, post synergies**. The transaction is anticipated to close by year-end and the consideration will be paid for in cash.

With a total **volume of approximately 50,000 nine-litre cases** mainly sold in Mexico, the brand portfolio is composed of tequila **Espolón**, including Espolón Blanco, Espolón Reposado and Espolón Añejo, and tequila **San Nicolás**, including San Nicolás Joven and San Nicolás Blanco.

Opened in 1998, San Nicolas distillery combines the ancient Mexican cultural environment with the modern and advanced production technology. Tequila Espolón is elaborated according to a **100% natural process** combined with **stringent quality standards** that consistently produce the finest tequila with the most delicate flavour. Tequila Espolón enjoys a **strong reputation** for its **quality and heritage**. It is a winner of the **Gold Award** at the **2008 World Spirits Competition** in San Francisco as a result of these characteristics.

Destiladora San Nicolas is a **strategic acquisition** for Gruppo Campari as it contributes to the **strengthening of the Group's presence in Mexico**, a **growing market for premium spirits**. This deal enables Gruppo Campari to get a **direct access to the Mexican market** through a well **established production and distribution platform**, thus offering **significant potential for further growth**. Lastly, it allows the Group to **develop a fully fledged tequila strategy** in the US by **including a premium price offer**.

* * *

CONFERENCE CALL

Please note that at **17.00 (CET) today, Tuesday 11 November 2008**, Campari's management will hold a conference call to present the Group's 2008 nine months results and the acquisition to analysts, investors and media. To participate, please dial one of the following numbers:

- **from Italy: 800 785 163 (toll free number)**
- **from abroad: +39 02 6968 2741**

Access code: 259387

The **presentation slides** can be downloaded before the conference call from the main investor relations page on Gruppo Campari's website, at http://investors.camparigroup.com.

A **recording of the conference call** will be available from 22.00 (CET) on Tuesday 11 November until Tuesday 18 November 2008.
To hear it, please call **+44 20 713 69233** (access code: 11523283#).

* * *

The Manager in charge of preparing Davide Campari-Milano S.p.A.'s financial reports, Paolo Marchesini, certifies - pursuant to article 154 bis, paragraph 2 of the Consolidated Law on Financial intermediation (Legislative Decree 58/1998) - that the accounting disclosures in this statement correspond to the accounting documents, ledgers and entries.

* * *

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment stand out internationally renowned brands, such as Campari, SKYY Vodka and Cynar together with leading local brands, such as Aperol, Cabo Wabo, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, X-Rated and the Brazilian brands Dreher, Old Eight, Drury's. In the wine segment together with Cinzano, known world-wide, are Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod all respected wines in their category. In the soft drinks segment are Crodino, Lemonsoda and its respective line extension dominating the Italian market. The Group has over 1,500 employees. The shares of the parent company, Davide Campari-Milano, are listed on the Italian Stock Exchange.

FOR FURTHER INFORMATION:

<u>**Investor enquiries:**</u>
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: investor.relations@campari.com

www.camparigroup.com
www.tequilaespolon.com

<u>**Media enquiries:**</u>
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Consolidated net revenues by segment

	1 January - 30 September 2008		1 January - 30 September 2007		Change
	€ million	%	€ million	%	%
Spirits	452.0	69.6%	456.8	70.9%	-1.1%
Wines	99.9	15.4%	92.3	14.3%	8.2%
Soft drinks	84.9	13.1%	83.2	12.9%	2.0%
Other revenues	12.9	2.0%	12.3	1.9%	4.7%
Total	**649.6**	**100.0%**	**644.6**	**100.0%**	**0.8%**

Consolidated net revenues by geographic area

	1 January - 30 September 2008		1 January - 30 September 2007		Change
	€ million	%	€ million	%	%
Italy	271.3	41.8%	267.8	41.5%	1.3%
Europe	147.8	22.9%	135.2	21.0%	10.0%
Americas	196.8	30.3%	209.2	32.5%	-6.0%
Rest of the world and duty free	32.8	5.1%	32.4	5.0%	1.3%
Total	**649.6**	**100.0%**	**644.6**	**100.0%**	**0.8%**

Consolidated income statement

	1 January - 30 September 2008		1 January 30 September 2007		Change
	€ million	%	€ million	%	%
Net sales [1]	**649.6**	**100.0%**	**644.6**	**100.0%**	**0.8%**
Total cost of goods sold [2]	(294.2)	-45.3%	(297.5)	-46.2%	-1.1%
Gross margin after distribution costs	**355.4**	**54.7%**	**347.1**	**53.8%**	**2.4%**
Advertising and promotion	(117.9)	-18.2%	(117.4)	-18.2%	0.5%
Contribution after A&P	**237.5**	**36.6%**	**229.7**	**35.6%**	**3.4%**
SG&A [3]	(104.9)	-16.2%	(99.6)	-15.5%	5.3%
EBIT before one-off's	**132.6**	**20.4%**	**130.1**	**20.2%**	**1.9%**
One off's	1.0	0.2%	(1.2)	-0.2%	-
Operating profit = EBIT	**133.5**	**20.6%**	**128.8**	**20.0%**	**3.6%**
Net financial income (expenses)	(16.1)	-2.5%	(13.5)	-2.1%	19.5%
Income from associates	0.2	0.0%	0.1	0.0%	28.4%
Put option costs	(0.9)	-0.1%	0.0	0.0%	-
Pre-tax profit before taxes and minority interests	**116.7**	**18.0%**	**115.5**	**17.9%**	**1.0%**
Minority interests	(0.2)	-0.0%	(0.0)	0.0%	-
Group's pre-tax profit	**116.5**	**17.9%**	**115.5**	**17.9%**	**0.9%**
Depreciation and amortisation	(14.4)	-2.2%	(14.6)	-2.3%	-0.9%
EBITDA before one-off's	**147.0**	**22.6%**	**144.6**	**22.4%**	**1.6%**
EBITDA	**147.9**	**22.8%**	**143.4**	**22.2%**	**3.2%**

(1) Net of discounts and excise duties.

(2) Includes cost of materials, production costs and distribution expenses.

(3) Includes G&A, other operating income/expenses and selling expenses.

GRUPPO
CAMPARI

COMUNICATO STAMPA
RISULTATI DEI PRIMI NOVE MESI 2008

Vendite: € 649,6 milioni (+0,8%)

Crescita organica delle vendite: +5,8%

EBITDA prima di oneri e proventi non ricorrenti: € 147,0 milioni (+1,6%), pari al 22,6% delle vendite

EBIT prima di proventi e oneri non ricorrenti: € 132,6 milioni (+1,9%), pari al 20,4% delle vendite

Crescita organica EBIT prima di proventi e oneri non ricorrenti: +7,4%

Utile del Gruppo prima delle imposte: € 116,5 milioni (+0,9%)

* * *

Acquisizione di Destiladora San Nicolas, distilleria messicana proprietaria dei *brand* di *tequila* Espolón e San Nicolas

Prezzo US$ 17,5 milioni (€ 13,7 milioni) per l'acquisizione del 100% del capitale, oltre a US$ 10 milioni (€ 7,8 milioni) di debito finanziario

* * *

Bob Kunze-Concewitz, *Chief Executive Officer*: *"Nei primi nove mesi del 2008 abbiamo conseguito risultati positivi, nonostante le condizioni sfavorevoli dei mercati. Per il futuro, ci aspettiamo di riuscire a contenere le sfide degli attuali mercati che si preannunciano difficili nel breve termine. Rimaniamo ottimisti sulle prospettive di crescita del nostro Gruppo nel medio-lungo termine. Inoltre, siamo soddisfatti di annunciare l'acquisizione di Destiladora San Nicolas, confermando in questo modo il nostro forte e immutato impegno sul fronte della crescita esterna, strategica per noi."*

Milano, 11 novembre 2008 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato il rendiconto intermedio di gestione al 30 settembre 2008.

Risultati consolidati	1 gennaio - 30 settembre 2008 € milioni	1 gennaio - 30 settembre 2007 € milioni	Variazione a cambi effettivi	Variazione a cambi costanti
Vendite nette	**649,6**	**644,6**	**+0,8%**	**+3,0%**
Margine di contribuzione [1]	237,5	229,7	+3,4%	+5,7%
EBITDA prima di oneri e proventi non ricorrenti	147,0	144,6	+1,6%	+4,1%
EBITDA	**147,9**	**143,4**	**+3,2%**	**+5,6%**
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	132,6	130,1	+1,9%	+4,5%
Risultato operativo = EBIT	**133,5**	**128,8**	**+3,6%**	**+6,2%**
Utile del Gruppo prima delle imposte	**116,5**	**115,5**	**+0,9%**	**+2,9%**

(1) Risultato della gestione corrente prima dei costi di struttura (spese generali e amministrative e costi di vendita), in base al nuovo formato di conto economico introdotto nel 2008.

RISULTATI CONSOLIDATI DEI PRIMI NOVE MESI 2008

Nei primi nove mesi del 2008 le **vendite del Gruppo** sono state pari a **€ 649,6 milioni**, in **crescita del 0,8%** (+3,0% a cambi costanti).

La variazione complessiva delle vendite consolidate è stata generata da una **crescita organica del 5,8%** e da un **impatto negativo dei cambi del 2,2%**. L'**effetto perimetro, complessivamente negativo per il 2,8%**, è dovuto alle annunciate variazioni nel portafoglio prodotti negli Stati Uniti.

Il **margine di contribuzione**, ovvero il margine lordo dopo le spese per pubblicità e promozioni, si è attestato a € 237,5 milioni, evidenziando una **crescita del 3,4%** e un'incidenza sulle vendite pari al 36,6%. La variazione è attribuibile per il **7,1% alla crescita organica**, per il 1,4% alla negativa variazione di perimetro e per il 2,4% al negativo effetto cambio.

L'**EBITDA prima di proventi e oneri non ricorrenti** è stato di € 147,0 milioni in **crescita del 1,6%** (+4,1% a cambi costanti) e con un'incidenza sulle vendite pari al 22,6%.

L'**EBITDA** è stato di € 147,9 milioni, in **crescita del 3,2%** (+5,6% a cambi costanti) e con un'incidenza sulle vendite pari al 22,8%.

Il **Risultato della gestione ordinaria (EBIT prima di oneri e proventi non ricorrenti)** è stato di € 132,6 milioni, in **crescita del 1,9%** (+4,5% a cambi costanti, mentre la crescita organica è stata pari a 7,4%) e con un'incidenza sulle vendite pari al 20,4%.

Il **Risultato operativo (EBIT)** è stato di € 133,5 milioni, in **crescita del 3,6%** (+6,2% a cambi costanti).

L'**utile del Gruppo prima delle imposte** è stato di € 116,5 milioni, in **crescita del 0,9%** (+2,9% a cambi costanti).

Al 30 settembre 2008, dopo il pagamento di dividendi agli azionisti (€ 31,8 milioni) e del 80% di Cabo Wabo (US$ 80,8 milioni, pari a € 57 milioni circa) l'**indebitamento finanziario netto** è pari a € 310,2 milioni (€ 288,1 milioni al 31 dicembre 2007). Tale valore include inoltre l'iscrizione di un debito di € 20,5 milioni, relativo al possibile futuro esercizio di *put option* da parte degli azionisti di minoranza di Cabo Wabo.

VENDITE CONSOLIDATE DEI PRIMI NOVE MESI DEL 2008

Il **segmento *spirit***, che rappresenta il 69,6% del fatturato, ha registrato una **variazione negativa delle vendite del 1,1%**, determinata da una **crescita organica del 5,7%**, da un **impatto negativo dei cambi del 2,8%** e da un **effetto perimetro negativo del 4,0%**.

Il *brand* **Campari** ha registrato una **crescita del 10,2%** a cambi costanti (9,9% a cambi effettivi). Le vendite di **SKYY** hanno registrato una **crescita del 11,0%** a cambi costanti (-0,8% a cambi effettivi). Con riferimento alle altre marche principali, **Aperol** conferma il *trend* molto positivo e registra una **crescita del 19,3%** a cambi costanti; i ***brand* brasiliani** segnano una **crescita del 15,3%** a cambi costanti (+21.1% a cambi effettivi). Hanno registrato una contrazione **CampariSoda**, in **calo del 6,8%** e **Cynar**, in **calo del 3,9%** a cambi costanti. **Glen Grant** ha chiuso i primi nove mesi sostanzialmente **in linea** con lo scorso anno (**-0,5%** a cambi costanti).

Il **segmento *wine***, pari al 15,4% del fatturato, ha registrato una **crescita del 8,2%**, determinata da una **crescita organica del 8,8%** e da un impatto negativo dei cambi del 0,6%. L'andamento decisamente positivo del segmento è stato trainato dai ***vermouth* Cinzano** (**+17,1%** a cambi costanti) e dagli **spumanti Cinzano** (**+8,0%** a cambi costanti). Il segmento *still wine* ha beneficiato dell'**andamento positivo** di tutti i *brand* in portafoglio, **Sella & Mosca**, **Cantina Serafino** e **Teruzzi & Puthod**.

Le **vendite di *soft drink***, pari al 13,1% del fatturato e realizzate quasi interamente sul mercato italiano, hanno registrato una **variazione positiva del 2,0%**, determinata unicamente dalla crescita organica, trainata dall'andamento positivo di **Crodino** (**+6,6%**), mentre la linea **Lemonsoda** ha registrato una **contrazione del 1,1%**.

Relativamente alla **ripartizione geografica**, le vendite dei primi nove mesi del 2008 sul **mercato italiano**, pari al 41,8%, hanno registrato una **crescita del 1,3%**, interamente attribuibile alla crescita

organica. Le vendite in **Europa,** pari al 22,9% delle vendite consolidate, hanno segnato una **crescita del 10,0%**, determinata da una **crescita organica del 10,7%**, grazie al positivo andamento della Germania e dei mercati dell'Est Europeo, e da un effetto cambio negativo del 0,7%. Per quanto riguarda l'area Americhe, le cui vendite sono pari al 30,3% del totale, il *business* organico del **mercato USA** ha registrato una **crescita del 4,8%**, un effetto cambi negativo **del 9,0%** e una variazione di perimetro negativa del **12,1%**. In **Brasile,** le vendite hanno registrato **a livello organico** una **variazione positiva del 20,5%** e un effetto cambi positivo del 6,0%. L'area **resto del mondo** (che include anche le vendite *duty free*), pari al **5,1%** del fatturato totale, è **cresciuta** complessivamente del **1,3%**, trainata da una **crescita organica del 3,2%**.

ACQUISIZIONE DI DESTILADORA SAN NICOLAS

Il Gruppo Campari ha siglato un **accordo per l'acquisizione del 100% della società messicana Destiladora San Nicolas, S.A. de C.V.** Le attività includono una **distilleria**, i *brand* di *tequila* **Espolón** e **San Nicolas**, ***stock* di *tequila*** e una **struttura distributiva** sul mercato messicano.

Il **prezzo dell'acquisizione del 100% del capitale è US$ 17,5 milioni (€ 13,7 milioni** al tasso di cambio corrente), oltre a **US$ 10 milioni (€ 7,8 milioni** al tasso di cambio corrente) di **debito finanziario**. Inoltre, l'accordo prevede un *earn-out* basato sui volumi di vendita incrementali. Il valore totale dell'operazione corrisponde a un **multiplo di circa 10 volte l'EBITDA atteso nel 2009, dopo le sinergie**. Il *closing* dell'operazione è previsto entro fine anno e il corrispettivo sarà pagato in contanti.

Il portafoglio prodotti, con **un volume totale di circa 50,000 casse da 9 litri**, distribuite principalmente in Messico, è composto dalle marche di tequila **Espolón**, che include Espolón Blanco, Espolón Reposado ed Espolón Añejo, e **San Nicolás**, che include San Nicolás Joven e San Nicolás Blanco.

Avviata nel 1998, la Destiladora San Nicolas combina un contesto culturale del Messico tradizionale con tecnologie produttive moderne e avanzate. *Tequila* Espolón è prodotta secondo un **processo naturale al 100%**, nel pieno rispetto di **rigorosi *standard* qualitativi**, che permettono di ottenere una *tequila* tra le più pure e delicate. *Tequila* Espolón gode di una **forte reputazione** grazie alle **sue qualità e al suo vissuto**. Grazie alle sue caratteristiche, il *brand* ha vinto **nel 2008 il *Gold Award*** presso la ***World Spirits Competition*** a San Francisco.

Destiladora San Nicolas è **un'acquisizione strategica** per il Gruppo Campari perché contribuisce a **rafforzare la presenza del Gruppo in Messico**, un **mercato in crescita per i *premium spirit*.** Questo accordo permette infatti al Gruppo di ottenere un **accesso diretto al mercato messicano** tramite una **struttura produttiva e distributiva ben consolidata**, offrendo così un **significativo potenziale di crescita**. Infine, rappresenta un'opportunità per il Gruppo di implementare una **strategia integrata nel mercato della tequila negli Stati Uniti** attraverso l'**inserimento di una tequila *premium* nell'attuale offerta**.

* * *

CONFERENCE CALL

Si informa che alle **ore 17:00 (CET) di oggi, martedì 11 novembre 2008**, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati dei primi nove mesi 2008 e l'acquisizione. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia: 800 785 163 (numero verde)**
- **dall'estero: +39 02 6968 2741**

Codice di accesso: 259387

Le ***slide* della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito Campari all'indirizzo **http://investors.camparigroup.com**.

Una **registrazione della *conference call*** sarà disponibile a partire da martedì, 11 novembre alle ore 22:00 (CET) fino a martedì, 18 novembre 2008, chiamando il **numero +44 20 713 69233** (codice di accesso: **11523283#**).

* * *

Il Dirigente Preposto alla redazione dei documenti contabili societari di Davide Campari-Milano S.p.A., Paolo Marchesini, attesta - ai sensi dell'articolo 154 bis, *2° comma, del Testo Unico della Finanza (D. Lgs. 58/1998) - che l'informativa contabile contenuta nel presente comunicato corrisponde alle risultanze documentali, ai libri e alle scritture contabili.*

* * *

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit, wine* e *soft drink*. Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, X-Rated e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel.: +39 02 6225 364
Email: investor.relations@campari.com

www.camparigroup.com
www.tequilaespolon.com

Corporate Communications
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 30 settembre 2008		1 gennaio - 30 settembre 2007		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	452,0	69,6%	456,8	70,9%	-1,1%
Wine	99,9	15,4%	92,3	14,3%	8,2%
Soft drink	84,9	13,1%	83,2	12,9%	2,0%
Altri ricavi	12,9	2,0%	12,3	1,9%	4,7%
Totale	**649,6**	**100,0%**	**644,6**	**100,0%**	**0,8%**

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 30 settembre 2008		1 gennaio - 30 settembre 2007		Variazione
	€ milioni	%	€ milioni	%	%
Italia	271,3	41,8%	267,8	41,5%	1,3%
Europa	147,8	22,9%	135,2	21,0%	10,0%
Americhe	196,8	30,3%	209,2	32,5%	-6,0%
Resto del mondo e *duty free*	32,8	5,1%	32,4	5,0%	1,3%
Totale	**649,6**	100,0%	**644,6**	100,0%	0,8%

Conto economico consolidato

	1 gennaio - 30 settembre 2008		1 gennaio - 30 settembre 2007		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette [1]	**649,6**	**100,0%**	**644,6**	**100,0%**	**0,8%**
Costo del venduto [2]	(294,2)	-45,3%	(297,5)	-46,2%	-1,1%
Margine lordo, dopo i costi di distribuzione	**355,4**	**54,7%**	**347,1**	**53,8%**	**2,4%**
Pubblicità e promozioni	(117,9)	-18,2%	(117,4)	-18,2%	0,5%
Margine di contribuzione	**237,5**	**36,6%**	**229,7**	**35,6%**	**3,4%**
Costi di struttura [3]	(104,9)	-16,2%	(99,6)	-15,5%	5,3%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**132,6**	**20,4%**	**130,1**	**20,2%**	**1,9%**
Altri proventi (oneri) non ricorrenti	1,0	0,2%	(1,2)	-0,2%	-
Risultato operativo = EBIT	**133,5**	**20,6%**	**128,8**	**20,0%**	**3,6%**
Proventi (oneri) finanziari netti	(16,1)	-2,5%	(13,5)	-2,1%	19,5%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	0,2	0,0%	0,1	0,0%	28,4%
Oneri per *put option*	(0,9)	-0,1%	0,0	0,0%	-
Utile prima delle imposte e degli interessi di minoranza	**116,7**	**18,0%**	**115,5**	**17,9%**	**1,0%**
Interessi di minoranza	(0,2)	-0,0%	(0,0)	0,0%	-
Utile del Gruppo prima delle imposte	**116,5**	**17,9%**	**115,5**	**17,9%**	**0,9%**
Totale ammortamenti	(14,4)	-2,2%	(14,6)	-2,3%	-0,9%
EBITDA prima di oneri e proventi non ricorrenti	**147,0**	**22,6%**	**144,6**	**22,4%**	**1,6%**
EBITDA	**147,9**	**22,8%**	**143,4**	**22,2%**	**3,2%**

(1) Al netto di sconti e accise.
(2) Include costi dei materiali, costi di produzione e costi di distribuzione.
(3) Include spese generali e amministrative e costi di vendita.

GRUPPO
CAMPARI

PRESS RELEASE

CAMPARI ANNOUNCES FURTHER ACQUISITIONS IN STRATEGIC EMERGING MARKETS

UKRAINIAN SPARKLING WINE COMPANY ODESSA

- **among the leaders in the local sparkling wine market**
- **purchase price of US$ 18.0 million (€ 12.6 million) for the acquisition of 99% of share capital**

ARGENTINIAN SPIRITS COMPANY SABIA

- **among the leading distributors of wines and spirits in Argentina**
- **purchase price of US$ 4.2 million (or € 3.3 million) for the acquisition of 70% of share capital, plus US$ 3.4 million (or € 2.7 million) of financial debt**

* * *

Bob Kunze-Concewitz, Chief Executive Officer: ***"We are pleased to announce the acquisition of the Odessa sparkling wine company, a highly attractive local business in Ukraine which is one of the fastest growing markets in Eastern Europe. This deal, combined with the recent acquisitions of Argentinian spirits company Sabia and Mexican company Destiladora San Nicolas, as well as the establishment of the Indian joint-venture, confirms our strong and unchanged commitment to strategic external growth, with a particular focus on emerging markets".***

Milan, December 19, 2008 - Campari reached an agreement to **purchase approximately 99% of the share capital of Ukraine based CJSC "Odessa Plant of Sparkling Wines"**. The business includes a **plant** and a **portfolio of sparkling wine brands** led by Odessa.

The **purchase price of approximately 99% of the share capital is US$ 18.0 million** (or **€ 12.6 million** at current exchange rate). The remaining 1% of the share capital is owned by several individuals unrelated to the sellers. The consideration corresponds to a **multiple of 7 times the expected EBITDA in 2009**. The transaction is anticipated to close in early 2009 and the consideration will be paid for in cash.

With a **total volume of 11 million bottles mainly sold in Ukraine**, the portfolio is composed of **strong brands in the local sparkling wine market**, positioned across all price segments. The brands, which benefit from an excellent nationwide recognition, include **Odessa, Golden Duke** and **L'Odessika**.

Odessa is an important step towards the **further strengthening of Campari's position in key Eastern European markets**. It is an **attractive market opportunity**, as **Ukraine is the second largest sparkling wine market in Eastern Europe** after Russia and is **growing rapidly**.

This deal follows other key corporate development initiatives recently completed in strategic emerging markets.

On November 28, 2008 Campari finalized the acquisition of **70% of Argentinian company Sabia S.A**. The **price of 70% of the share capital is US$ 4.2 million** (or **€ 3.3 million** at the exchange rate on the date of the deal), **plus US$ 3.4 million** (or **€ 2.7 million** at the exchange rate on the date of the deal) **of financial debt**. The consideration corresponds to a **multiple of 8 times the expected EBITDA in 2009**. The business includes a **production facility** as well as a **distribution platform**. Established in 2006 by former executives of Allied Domecq, Sabia S.A. manages a **portfolio of strong international and local brands** and is **one of the leading distributors of spirits and wines in Argentina**. This deal is a strategic opportunity for Campari to **expand its portfolio in the promising Argentinian market.**

Moreover, as highlighted on November 11, 2008, Campari announced the acquisition of 100% share capital of the Mexican company **Destiladora San Nicolas, S.A. de C.V.** for **US$ 17.5 million** (or **€ 13.7 million** at the exchange rate on the date of the deal), **plus US$ 10 million** (or **€ 7.8 million** at current exchange rate) **of financial debt**. An earn-out based on the incremental sales volume of the brands acquired is also foreseen. The total consideration corresponds to a **multiple of approximately 10 times the expected EBITDA in 2009, post synergies**. This deal offers **significant potential for further growth** in Mexico, a **growing market for premium spirits, through a well established production and distribution platform.**

Lastly, as illustrated on November 11, 2008, Campari announced the **acquisition of 26% stake in Focus Brands Trading India Ltd.**, a newly-established joint-venture controlled by the Indian corporation Jubilant Group. The objective of this deal is to **become a player in the spirits and wines business in India,** an attractive market opportunity for international premium brands.

* * *

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment stand out internationally renowned brands, such as Campari, SKYY Vodka and Cynar together with leading local brands, such as Aperol, Cabo Wabo, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, X-Rated and the Brazilian brands Dreher, Old Eight, Drury's. In the wine segment together with Cinzano, known world-wide, are Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod all respected wines in their category. In the soft drinks segment are Crodino, Lemonsoda and its respective line extension dominating the Italian market. The Group has over 1,500 employees. The shares of the parent company, Davide Campari-Milano, are listed on the Italian Stock Exchange.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: investor.relations@campari.com

www.camparigroup.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO
CAMPARI

COMUNICATO STAMPA

CAMPARI ANNUNCIA NUOVE ACQUISIZIONI IN MERCATI EMERGENTI STRATEGICI

ODESSA, SOCIETA' DI *SPARKLING WINE* (SPUMANTI) IN UCRAINA

- **tra i *leader* nel mercato locale degli *sparkling wine***
- **valore della transazione US$ 18,0 milioni (€ 12,6 milioni) per l'acquisizione del 99% del capitale**

SABIA, SOCIETA' DI *SPIRIT* IN ARGENTINA

- **tra i *leader* nella distribuzione di *spirit* e *wine* in Argentina**
- **valore della transazione US$ 4,2 milioni (€ 3,3 milioni) per l'acquisizione del 70% del capitale, oltre a US$ 3,4 milioni (€ 2,7 milioni) di debito finanziario**

* * *

Bob Kunze-Concewitz, Chief Executive Officer: "*Siamo soddisfatti di annunciare l'acquisizione di Odessa, società di* sparkling wine, *una delle realtà più dinamiche in Ucraina, tra i mercati in più forte crescita dell'Europa orientale. L'annuncio di questa transazione, che segue le recenti acquisizioni delle società di* spirit *Sabia in Argentina e Destiladora San Nicolas in Messico e la costituzione di una* joint venture *indiana, conferma il nostro forte e costante impegno verso la crescita per acquisizioni, con particolare riferimento ai mercati emergenti.*"

Milano, 19 dicembre 2008 - Campari ha siglato un accordo per l'acquisto del 99% circa del capitale della società ucraina **CJSC "Odessa Plant of Sparkling Wines"**. Il *business* include un **impianto per la produzione di *sparkling wine*** e un **portafoglio di *brand***, il principale dei quali è Odessa.

Il **prezzo per l'acquisizione del 99% circa del capitale** è **US$ 18,0 milioni** (**€ 12,6 milioni** al tasso di cambio attuale). Il rimanente 1% del capitale sociale è posseduto da alcuni azionisti non facenti capo ai venditori. Il prezzo corrisponde a un multiplo di **7 volte l'EBITDA atteso per il 2009**. Il *closing* dell'operazione è previsto per inizio 2009 e il corrispettivo sarà pagato in contanti.

Con un **volume totale di 11 milioni di bottiglie principalmente venduti in Ucraina,** il portafoglio *brand* è composto di **forti marchi nel mercato locale degli *sparkling wine*** e l'offerta è caratterizzata da una buona differenziazione di prezzo. I *brand*, che godono di un notevole prestigio a livello nazionale, includono **Odessa, Golden Duke** e **L'Odessika.**

L'acquisizione di Odessa è **un'opportunità importante per Campari** in quanto contribuisce a **rafforzare la posizione del Gruppo nei mercati chiave dell'Europa orientale.** In particolare, il mercato ucraino degli *sparkling wine* è il **secondo più importante in Europa orientale** dopo la Russia ed è caratterizzato da una **forte crescita.**

Questa transazione segue le altre iniziative di sviluppo del *business* recentemente completate dal Gruppo in altri mercati emergenti strategici.

Il 28 novembre 2008, Campari ha finalizzato l'acquisizione del **70% del capitale della società argentina Sabia S.A.** per un valore di **US$ 4,2 milioni (€ 3,3 milioni** al tasso di cambio alla data della transazione), **oltre a US$ 3,4 milioni (€ 2,7 milioni** al tasso di cambio alla data della transazione) **di debito finanziario.** Il valore totale dell'operazione corrisponde a un **multiplo di circa 8 volte l'EBITDA atteso nel 2009.** Il *business* include un **impianto produttivo** e una **piattaforma distributiva.** Costituita nel 2006 da alcuni *manager* di Allied Domecq, Sabia gestisce un portafoglio di **forti marchi internazionali e locali** e rappresenta **uno dei principali distributori di *spirit* e *wine* in Argentina.** Questa transazione è un'opportunità strategica per il Gruppo Campari di **espandere il proprio portafoglio e sfruttare le potenzialità del mercato argentino.**

Inoltre, come illustrato il 11 novembre 2008, Campari ha annunciato l'acquisizione del 100% della società messicana **Destiladora San Nicolas, S.A. de C.V.** per un valore di **US$ 17,5 milioni (€ 13,7 milioni** al tasso di cambio alla data della transazione), **oltre a US$ 10 milioni (€ 7,8 milioni** al tasso di cambio alla data della transazione) **di debito finanziario.** Inoltre, l'accordo prevede un *earn-out* basato sui volumi di vendita incrementali. Il valore totale dell'operazione corrisponde a un **multiplo di circa 10 volte l'EBITDA atteso nel 2009, dopo le sinergie.** Grazie a un **accesso diretto al mercato messicano** tramite una **struttura produttiva e distributiva ben consolidata,** questa acquisizione offre un **significativo potenziale di sviluppo in Messico**, un mercato in forte crescita per i *premium spirit.*

Infine, come menzionato il 11 novembre 2008, Campari ha annunciato l'acquisizione di una **partecipazione del 26% in Focus Brand Trading India Ltd.**, una neo-costituita *joint venture* controllata dal gruppo indiano Jubilant. L'obiettivo di questa operazione è **diventare un operatore importante nel mercato *wine* e *spirit* in India**, un *business* strategico per i *premium brand* internazionali.

* * *

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, X-Rated e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: investor.relations@campari.com

www.camparigroup.com

Corporate Communications
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it


GRUPPO
CAMPARI

Resoconto intermedio di gestione al 30 settembre 2008

RESOCONTO INTERMEDIO DI GESTIONE

AL 30 SETTEMBRE 2008



INDICE

5 **Dati di sintesi**
7 **Organi sociali**
9 **Relazione intermedia sulla gestione**
9 Eventi significativi del periodo
11 Andamento delle vendite
17 Andamento delle vendite del terzo trimestre 2008
20 Conto economico
25 Conto economico del terzo trimestre 2008
26 Situazione finanziaria e patrimoniale
27 Adeguamento agli obblighi posti dall'articolo 36 Regolamento Mercati
28 Eventi successivi alla chiusura del periodo
28 Evoluzione prevedibile della gestione

Dati di sintesi

Primi nove mesi 2008

	30 settembre 2008 € milioni	30 settembre 2007 € milioni	variazione %	variazione % a cambi costanti
Vendite nette	**649,6**	**644,6**	**0,8**	**3,0**
Margine di contribuzione	237,5	229,7	3,4	5,7
EBITDA prima di oneri e proventi non ricorrenti	147,0	144,6	1,6	4,1
EBITDA	**147,9**	**143,4**	**3,2**	**5,6**
Risultato della gestione corrente	132,6	130,1	1,9	4,5
Risultato operativo	**133,5**	**128,8**	**3,6**	**6,2**
ROS % (risultato operativo / vendite nette)	20,6%	20,0%		
Utile del Gruppo prima delle imposte	**116,5**	**115,5**	**0,9**	**2,9**

	30 settembre 2008 € milioni	31 dicembre 2007 € milioni
Indebitamento netto	310,2	288,1

Terzo trimestre 2008

	Terzo trimestre 2008 € milioni	Terzo trimestre 2007 € milioni	variazione %	variazione % a cambi costanti
Vendite nette	**218,4**	**204,0**	**7,0**	**8,7**
Margine di contribuzione	75,2	70,1	7,3	8,8
EBITDA prima di oneri e proventi non ricorrenti	46,6	42,2	10,4	11,6
EBITDA	**45,9**	**42,6**	**7,8**	**9,0**
Risultato della gestione corrente	41,8	37,3	11,9	13,1
Risultato operativo	**41,1**	**37,7**	**8,9**	**10,1**
ROS % (risultato operativo / vendite nette)	18,8%	18,5%		
Utile del Gruppo prima delle imposte	**32,9**	**32,9**	**0,2**	**-0,1**

ORGANI SOCIALI

CONSIGLIO DI AMMINISTRAZIONE (1)

Luca Garavoglia
Presidente

Robert Kunze-Concewitz
Amministratore Delegato e Chief Executive Officer

Paolo Marchesini
Amministratore Delegato e Chief Financial Officer

Stefano Saccardi
Amministratore Delegato e Officer Legal Affairs and Business Development

Eugenio Barcellona
Amministratore e membro del Comitato Remunerazione e Nomine

Enrico Corradi
Amministratore, membro del Comitato Remunerazione e Nomine e membro del Comitato Audit

Cesare Ferrero
Amministratore e membro del Comitato Audit

Marco P. Perelli-Cippo
Amministratore e membro del Comitato Audit

Renato Ruggiero
Amministratore e membro del Comitato Remunerazione e Nomine

COLLEGIO SINDACALE (2)

Antonio Ortolani
Presidente

Alberto Lazzarini
Sindaco Effettivo

Giuseppe Pajardi
Sindaco Effettivo

Alberto Giarrizzo Garofalo
Sindaco Supplente

GianPaolo Porcu
Sindaco Supplente

Paolo Proserpio
Sindaco Supplente

SOCIETÀ DI REVISIONE (3)

Reconta Ernst & Young S.p.A.

(1) Il Consiglio di Amministrazione, di nove membri, è stato nominato il 24 aprile 2007 dall'Assemblea degli azionisti e resterà in carica per il triennio 2007 - 2009.

Luca Garavoglia è stato confermato Presidente con i poteri di legge e statutariamente previsti.

L'Assemblea degli azionisti del 29 aprile 2008 ha ratificato la nomina ad Amministratore di Robert Kunze-Concewitz del 8 maggio 2007.

Con delibera in pari data, il Consiglio di Amministrazione ha conferito agli Amministratori Delegati Paolo Marchesini e Stefano Saccardi, i seguenti poteri per una durata triennale e fino all'approvazione del bilancio dell'esercizio 2009:

- con firma singola: poteri di ordinaria rappresentanza e gestione, entro limiti di valore o temporali determinati per ciascuna categoria di atti;
- con firma abbinata a due: poteri di rappresentanza e gestione per determinate categorie di atti, entro limiti di valore o temporali considerati eccedenti l'attività ordinaria.

Il Consiglio di Amministrazione del 14 maggio 2008 ha confermato Robert Kunze-Concewitz nella carica di Amministratore Delegato, con poteri e deleghe pari a quelli attribuiti il 23 luglio 2007 e analoghi a quelli conferiti a Paolo Marchesini e Stefano Saccardi.

(2) Il Collegio Sindacale è stato nominato dall'Assemblea degli Azionisti del 24 aprile 2007 e resterà in carica sino all'approvazione del bilancio dell'esercizio 2009.

(3) L'incarico è stato conferito dall'Assemblea degli Azionisti del 24 aprile 2007 che ha riconfermato Reconta Ernst & Young S.p.A. per la revisione dei bilanci degli esercizi 2007, 2008 e 2009.

EVENTI SIGNIFICATIVI DEL PERIODO

Cessazione del contratto di distribuzione di 1800 tequila *e Gran Centenario*

Come preannunciato, dal 1 gennaio 2008 il Gruppo Campari ha interrotto la distribuzione in licenza negli Stati Uniti dei *brand* 1800 *tequila* e Gran Centenario.

Il gruppo José Cuervo, proprietario dei marchi, ne ha assunto la gestione diretta, attraverso una società interamente controllata.

Acquisizione di Cabo Wabo

Secondo quanto contrattualmente definito nel maggio 2007, il 2 gennaio 2008 è avvenuto il *closing* dell'acquisizione Cabo Wabo.

Il valore dell'operazione è stato US$ 80,8 milioni, pari a un multiplo di 11,9 volte l'EBITDA realizzato nel 2007, per un controvalore di €57,0 milioni comprensivo di spese legali e oneri.

Il Gruppo avrà la possibilità di acquisire il restante 20% di Cabo Wabo in due *tranche*, pari, rispettivamente, al 15% e al 5%, attraverso opzioni *call / put* esercitabili, rispettivamente, nel 2012 e nel 2015.

Cabo Wabo è una importante *tequila ultra premium*, che gode di una reputazione di altissima qualità e ha conseguito diversi premi; la gamma include Cabo Wabo Añejo, Cabo Wabo Blanco, Cabo Wabo Reposado e la *ultra luxury* Cabo Uno, invecchiata in botte per tre anni.

Con volumi di circa 70.000 casse da 9 litri, principalmente vendute negli Stati Uniti, Cabo Wabo è uno dei marchi con tassi di crescita più elevati sul mercato americano degli *spirit*.

Distribuzione negli Stati Uniti degli Scotch whisky *Morrison Bowmore e del* rum *Flor de Caña*

In seguito alla definizione di due nuovi accordi, dal 1 gennaio 2008 Skyy Spirits, LLC è diventata distributore esclusivo per il mercato statunitense degli *Scotch whisky* di Morrison Bowmore Distilleries, controllata dal gruppo giapponese Suntory e del *rum* Flor de Caña, *brand* di proprietà di Compañia Licorera de Nicaragua e rum *più* venduto nell'America centrale.

L'accordo con Morrison Bowmore, riguarda i *brand* di *single malt Scotch Whisky* Bowmore (Islay), Auchentoshan (Lowland) e Glen Garioch (Highland), mentre quello con Compañia Licorera de Nicaragua è relativo alla gamma completa del *rum* Flor de Caña, comprendente la *slow aged collection e la Centenario collection.*

Con l'integrazione di questi prodotti, Skyy Spirits, LLC rafforza ulteriormente il suo portafoglio *spirit* con dei marchi *super premium* in due segmenti fondamentali nel mercato statunitense, quali il *rum* e lo *Scotch whisky*.

Il *rum* in particolare è il secondo segmento di *spirit* negli Stati Uniti dopo la *vodka* e si sta espandendo con tassi di crescita elevati.

Vendita di un immobile a Cinisello Balsamo

Il 27 febbraio 2008 Davide Campari-Milano S.p.A. ha perfezionato la vendita di un immobile a uso industriale, adibito a magazzino prodotti finiti, sito a Cinisello Balsamo in provincia di Milano.

Con la chiusura dello stabilimento di Sesto San Giovanni e il trasferimento dell'attività produttiva a Novi Ligure, il magazzino di Cinisello Balsamo, nelle immediate vicinanze del vecchio stabilimento, ha infatti perso la sua funzione di servizio al vecchio sito produttivo.

L'immobile è stato pertanto ceduto per l'importo di €6,7 milioni, con una plusvalenza di €6,1 milioni.

Lancio di SKYY Infusions

Il 10 marzo 2008 Skyy Spirits, LLC ha annunciato il lancio di SKYY Infusions, una nuova gamma di prodotti altamente innovativa, all'interno della categoria delle *flavored* vodka.

SKYY Infusions è una produzione completamente naturale, fatta con SKYY Vodka ed essenze di frutta ed è realizzata con un processo di infusione esclusivo e brevettato; la gamma comprende cinque gusti, limone, lampone, ciliegia, *passion fruit* e uva.

Prima del lancio il prodotto è stato sottoposto ai *test* qualitativi presso il Beverage Testing Institute (BTI) di Chicago e ciascuno dei cinque gusti è risultato vincente rispetto a tutte le altre *flavored vodka* della stessa categoria. La presentazione del prodotto è stata fatta in marzo e la distribuzione è iniziata in aprile.

Anche per la gamma SKYY Infusions viene utilizzata la nuova bottiglia di SKYY Vodka, dalla forma più alta e stretta e più lucente della precedente, ma sempre del caratteristico colore blu cobalto.

Nuovo accordo di distribuzione in Spagna

Dal 1 aprile 2008 la distribuzione dei principali prodotti del Gruppo in Spagna, è stata affidata a Zadibe, società facente parte del Gruppo Diego Zamora, un importante produttore e distributore internazionale di *spirit & wine*.

Contestualmente è stato interrotto l'accordo con il precedente distributore, Summa S.L., *joint venture* costituita con il Gruppo Gonzales Byass.

Il 14 aprile 2008, il Gruppo ha formalizzato la cessione, al Gruppo Gonzales Byass stesso, della partecipazione del 30% che deteneva in Summa S.L.

Liquidazione di Campari Teoranta e di Lacedaemon B.V.

Nell'ambito del progetto di continua semplificazione della struttura del Gruppo, il 2 aprile 2008 è stata avviata la procedura di liquidazione di Campari Teoranta, società finanziaria e di servizi, con sede a Dublino.

Inoltre, é stata anche avviata la procedura di liquidazione di Lacedaemon B.V., una *holding* di partecipazioni con sede ad Amsterdam.

Assemblea ordinaria degli azionisti della Capogruppo

Il 29 aprile 2008 l'assemblea degli azionisti di Davide Campari-Milano S.p.A. ha approvato il bilancio relativo all'esercizio 2007 e deliberato la distribuzione di un dividendo di €0,11 per azione (con esclusione delle azioni proprie in portafoglio), incrementato pertanto del 10% rispetto allo scorso anno.

L'assemblea ha inoltre deliberato di autorizzare il Consiglio di Amministrazione all'acquisto e/o all'alienazione di azioni proprie, finalizzate principalmente a servire i piani di *stock option*.

Acquisto azioni proprie

Nei primi nove mesi dell'esercizio sono state acquistate 272.000 azioni proprie a un valore unitario medio di €5,28.

Al 30 settembre 2008, la Capogruppo deteneva 1.316.454 azioni proprie, pari al 0,5% del capitale.

Successivamente alla data della presente relazione sono state acquistate ulteriori 438.293 azioni proprie a un valore unitario medio di €5,17.

Lancio di illyquore

Il 10 giugno 2008 è stato annunciato il lancio di illyquore, il nuovo liquore al caffè frutto della collaborazione tra illycaffè e Gruppo Campari.

Caratterizzato da una ricetta innovativa, a base di 100% di pura Arabica illy e senza aggiunta di aromi e/o coloranti, illyquore è distribuito dal Gruppo Campari in Italia da luglio 2008, mentre negli altri paesi la distribuzione inizierà nel 2009.

Nuovo stabilimento in Brasile

È stato avviato il progetto per l'edificazione di un nuovo stabilimento in Brasile, nello stato del Pernambuco, nel nord del paese.

La nuova unità produttiva, che sarà edificata su una superficie di circa 70.000 metri quadri, di cui circa 20.000 coperti dedicati a cantine, aree di imbottigliamento e magazzini, aumenterà significativamente la capacità produttiva locale, adeguandola alle ambiziose previsioni di sviluppo del Gruppo in Brasile e Sudamerica.

Il nuovo stabilimento si affiancherà a quello principale di Sorocaba, nello Stato di San Paolo, mentre lo stabilimento di Jabotao, sempre nello stato del Pernambuco, cesserà l'attività contestualmente all'avvio delle produzioni nel nuovo stabilimento, indicativamente nella seconda metà del 2009.

Default *della banca d'affari Lehman Brothers*

Il 15 settembre 2008 la banca d'affari Lehman Brothers ha annunciato l'avvio della propria procedura fallimentare.

Il Gruppo Campari, che con tale banca aveva strutturato alcune delle coperture sui tassi di interesse dei propri prestiti obbligazionari e *private placement*, ha esercitato la facoltà di *early termination* prevista dai contratti in caso di *default* della controparte.

Gli strumenti derivati in questione sono stati quindi classificati tra i crediti finanziari non correnti a un valore corrispondente al loro *fair value* alla data del *default*, adeguato al presunto valore di realizzo, stimato al 30% del valore nominale dei crediti.

L'effetto totale sui risultati al 30 settembre 2008 è stato un onere finanziario netto di €3,3 milioni.

ANDAMENTO DELLE VENDITE

Evoluzione generale

Nei primi nove mesi dell'anno le vendite nette del Gruppo sono state pari a €649,6 milioni, in crescita del 5,8% a perimetro di consolidamento e tassi di cambio omogenei.

Tuttavia, la variazione negativa del perimetro, pari al 2,8%, nonché un impatto sfavorevole dei tassi di cambio, pari al 2,2%, hanno eroso significativamente la crescita organica del periodo, determinando una variazione complessiva sempre positiva ma limitata a 0,8%.

	€ milioni	in % sui primi nove mesi 2007
vendite nette 1 gennaio - 30 settembre 2008	649,6	
vendite nette 1 gennaio - 30 settembre 2007	644,6	
Variazione totale	**5,0**	**0,8%**
di cui:		
crescita organica	37,4	5,8%
variazioni di perimetro	–18,1	–2,8%
variazioni di cambio	–14,3	–2,2%
variazione totale	**5,0**	**0,8%**

Alla luce del contesto macroeconomico estremamente difficile, la crescita organica delle vendite dei primi nove mesi dell'anno (+5,8%) appare più che soddisfacente, soprattutto se si considera la *performance* molto buona di quasi tutti i principali *brand* del Gruppo.

In particolare, si evidenzia la crescita a due cifre di Campari, Aperol, SKYY Vodka, Cinzano e dei *brand* brasiliani, nonché il solido *trend* positivo di Crodino e il fatto che, nell'ambito dei *brand* principali, solo CampariSoda chiude il periodo con una variazione negativa.

Le variazioni di perimetro hanno evidenziato nel periodo un saldo netto negativo di €18,1 milioni, pari al 2,8% delle vendite dei primi nove mesi dello scorso anno.

L'interruzione della distribuzione di 1800 *tequila* negli Stati Uniti ha determinato infatti minori vendite per €39,4 milioni ed è stata solo in parte compensata dall'apporto positivo delle vendite dei *brand* oggetto delle nuove acquisizioni (Cabo Wabo e X-Rated), per complessivi €18,0 milioni, e di quelle derivanti da nuovi accordi distributivi (Morrison Bowmore e Flor de Cana) per complessivi €3,4 milioni.

Relativamente alle nuove acquisizioni, la *performance* di X-Rated Fusion Liqueur è stata molto buona e in linea con gli obiettivi di sviluppo prefissati per la marca; mentre per Cabo Wabo le vendite dei primi nove mesi dell'anno, lievemente inferiori alle attese, hanno risentito del recente avvio della distribuzione nonché della stasi dei consumi nel canale *on trade*, dove i prodotti *ultra premium* hanno una forte presenza.

Vendite dei primi nove mesi del 2008: dettaglio dell'effetto perimetro	€ milioni
X-Rated *brand*	6,6
Cabo Wabo	11,3
Subtotale *brand* del Gruppo	**18,0**
Cessata distribuzione *tequila* in USA	–39,4
Brand di terzi (Morrison Bowmore, Flor de Cana in USA)	3,4
Subtotale *brand* di terzi	**–36,0**
Totale variazione di perimetro	**–18,1**

Anche i tassi di cambio hanno avuto un impatto negativo (2,2%) sulle vendite dei primi nove mesi dell'anno, per quanto più attenuato rispetto a quello rilevato alla fine del primo semestre.

Rispetto alla media dei primi nove mesi del 2007, il Dollaro USA si è svalutato nei confronti dell'Euro del 11,7% e, tra le altre valute significative per il Gruppo, la Sterlina inglese e il Pesos argentino hanno evidenziato una analoga tendenza.

Al contrario il Real brasiliano e il Franco svizzero si sono leggermente rivalutati sull'Euro, rispetto ai valori medi del 2007, rispettivamente del 5,0% e del 1,8%.

La tabella seguente evidenzia i cambi medi dei nove mesi, per i due periodi posti a confronto, per le valute più significative per il Gruppo.

Cambi medi del periodo 1 gennaio - 30 settembre	2008	2007	Variazione %
US$ x 1 €	1,522	1,344	
€ x 1 US$	0,657	0,744	–11,7%
BRC x 1 €	2,562	2,690	
€ 1 BRC	0,390	0,372	5,0%
CHF x 1 €	1,608	1,637	
€ x 1 CHF	0,622	0,611	1,8%
GBP x 1 €	0,782	0,677	
€ x 1000 GBP	1,279	1,478	–13,5%
CNY x 1€	10,630	10,301	
€ x 1000 CNY	0,094	0,097	–3,1%
ARS x 1 €	4,727	4,175	
€ x 1000 ARS	0,212	0,240	–11,7%

Relativamente alla variazione netta di perimetro, negativa per €18,1 milioni e pari al –2,8%, è opportuno evidenziare che essa sconta un ulteriore effetto cambio negativo, per €2,8 milioni e pari al –0,4%, imputabile al fatto che le cessate vendite di 1800 *tequila* sono convertite al cambio medio dello scorso anno, mentre le vendite relative alle nuove acquisizioni, prevalentemente realizzate in USA, sono valorizzate al cambio medio dei primi nove mesi di quest'anno.

Vendite per area geografica

L'andamento delle vendite dei primi nove mesi dell'anno è stato particolarmente positivo in Europa (+10,0%), mentre si è rilevata una contrazione complessiva del 6,0% nell'area Americhe, peraltro interamente attribuibile alla variazione negativa di perimetro e al consistente impatto sfavorevole dei tassi di cambio; l'Italia e l'area complementare Resto del mondo e *duty free* hanno entrambe evidenziato una crescita del 1,3%.

	1 gennaio - 30 settembre 2008 € milioni	%	1 gennaio - 30 settembre 2007 € milioni	%	Variazione % 2008/2007
Italia	271,3	41,8%	267,8	41,5%	1,3%
Europa	148,7	22,9%	135,2	21,0%	10,0%
Americhe	196,8	30,3%	209,2	32,5%	-6,0%
Resto del mondo e *duty free*	32,8	5,1%	32,4	5,0%	1,3%
Totale	**649,6**	**100,0%**	**644,6**	**100,0%**	**0,8%**

La tabella sotto riportata espone la scomposizione della variazione totale di ciascuna area nelle tre componenti ed evidenzia come, escludendo l'effetto cambio e l'impatto della variazione di perimetro, anche l'area Americhe abbia realizzato una crescita organica delle vendite, pari al 8,8%.

Analisi della variazione %	totale	variazione in %: crescita organica	variazione perimetro	effetto cambio
Italia	1,3%	1,3%	0,0%	0,0%
Europa	10,0%	10,7%	0,0%	-0,7%
Americhe	-6,0%	8,8%	-8,8%	-6,0%
Resto del mondo e *duty free*	1,3%	3,2%	0,5%	-2,4%
Totale	**0,8%**	**5,8%**	**-2,8%**	**-2,2%**

In **Italia** le vendite del periodo sono state €271,3 milioni, con un'incidenza del 41,8% sulle vendite totali, sostanzialmente in linea con quella dello scorso anno (41,5%); la crescita complessiva è stata del 1,3%.

Tra i *brand* principali, si segnalano le buone *performance* di Aperol, Crodino e, in misura più contenuta, Campari, mentre si conferma il *trend* non positivo di CampariSoda.

Il portafoglio *wine* ha evidenziato, nel complesso, una sostanziale stabilità rispetto allo scorso anno, mentre le vendite di bibite e acque minerali hanno avuto una contrazione abbastanza significativa, a causa delle avverse condizioni climatiche dei mesi in cui si concentra il picco di stagionalità.

In **Europa** le vendite sono state pari a €148,7 milioni e, rispetto ai primi nove mesi dello scorso anno, la crescita complessiva è stata del 10,0% (10,7% a cambi costanti).

Il *trend* è stato positivo in tutti i principali paesi dell'area e, in particolare, è stato molto buono l'andamento di Cinzano in Russia.

Anche in Germania, principale mercato europeo per il Gruppo, i primi nove mesi dell'anno evidenziano complessivamente una crescita delle vendite, pur contenuta.

Nel terzo trimestre dell'anno si è peraltro attenuato l'impatto negativo sulle vendite del *brand* Campari, conseguente al riposizionamento di prezzo attuato a luglio dello scorso anno.

Nell'area **Americhe** le vendite del periodo sono state pari a €196,8 milioni (30,3% del totale).

Le vendite a fine settembre, complessivamente in flessione del 6,0%, evidenziano peraltro una crescita organica del 8,8%, cui si contrappongono variazioni negative di perimetro e di cambio, pari rispettivamente al -8,8% e al -6,0%.

Per un ulteriore dettaglio di quest'area, le due tabelle sottostanti evidenziano separatamente le vendite nei due importanti mercati statunitense e brasiliano.

	1 gennaio - 30 settembre 2008 € milioni	%	1 gennaio - 30 settembre 2007 € milioni	%	Variazione % 2008/2007
USA	131,4	66,8%	157,0	75,1%	-16,3%
Brasile	53,3	27,1%	42,1	20,1%	26,5%
Altri paesi	12,1	6,1%	10,1	4,8%	19,9%
Totale	**196,8**	**100,0%**	**209,2**	**100,0%**	**-6,0%**

Analisi della variazione %	totale	variazione in % crescita organica	variazione perimetro	effetto cambio
USA	-16,3%	4,8%	-12,1%	-9,0%
Brasile	26,5%	20,5%	0,0%	6,0%
Altri paesi	19,9%	23,0%	6,5%	-9,6%
Totale	**-6,0%**	**8,8%**	**-8,8%**	**-6,0%**

Negli **Stati Uniti,** che rappresentano i due terzi dell'area Americhe, le vendite del 2008 hanno evidenziato una crescita organica del 4,8%, grazie al risultato positivo di SKYY Vodka e, in particolare, di SKYY Infusions, la nuova gamma di *flavoured* vodka lanciata sul mercato nel mese di aprile.

Tuttavia, l'impatto simultaneo della svalutazione del Dollaro USA (-9,0%) e della variazione del perimetro di consolidamento (-12,1%), ha determinato una contrazione complessiva delle vendite quantificabile nel 16,3%.

Relativamente all'effetto perimetro, l'interruzione della distribuzione di 1800 *tequila* è stata, infatti, solo parzialmente compensata dalle vendite relative ai nuovi *brand* del Gruppo (X-Rated e Cabo Wabo), e ai marchi di terzi in distribuzione (Morrison Bowmore e Flor de Cana).

In **Brasile,** le vendite del terzo trimestre dell'anno hanno visto una vigorosa inversione di tendenza rispetto al primo semestre e il risultato complessivo dei primi nove mesi evidenzia una crescita organica del 20,5%.

Lo stato di salute dei marchi principali, ovvero Campari, Old Eight, Drury's e Dreher è decisamente buono, come confermato dai positivi dati di crescita dei consumi.

Tuttavia è opportuno segnalare che le vendite del terzo trimestre hanno beneficiato in modo particolare dall'annunciato aumento delle accise (IPI), previsto a decorrere da 1 ottobre 2008.

Tale aumento, con decreto presidenziale datato 2 ottobre, è stato successivamente posticipato al 1 gennaio 2009.

Per completezza d'informazione si ricorda che invece dal 1 febbraio 2008 era stato introdotto un significativo incremento dell'imposta sul valore aggiunto (ICMS) nello Stato di San Paolo, dove il Gruppo ha una posizione di particolare forza; tale evento aveva determinato un impatto negativo sulle vendite dei *brand* a più basso prezzo, quali Dreher e Cynar.

La rivalutazione del Real brasiliano nei confronti dell'Euro ha determinato un effetto cambio positivo del 6,0% e pertanto la crescita complessiva delle vendite del Brasile nei primi nove mesi dell'anno è stata del 26,5%.

Il risultato di vendita degli **altri paesi dell'area Americhe** è stato estremamente positivo, con una crescita organica del 23,0%, determinata principalmente da Argentina, Canada e Messico.

L'area **Resto del Mondo** e ***duty free*** nei primi nove mesi del 2008 ha realizzato una crescita complessiva del 1,3% (+3,2% a cambi e perimetro costanti).

Il *trend* delle vendite continua a essere positivo nel canale *duty free* (che rappresenta più del 40% di quest'area) mentre, per quanto concerne i paesi più importanti, il risultato del periodo ha visto una buona crescita per il Giappone e un temporaneo rallentamento delle vendite in Australia.

Vendite per area di business

Nei primi nove mesi dell'anno tutte le aree di *business* hanno evidenziato, a cambi e perimetro costanti, una crescita organica delle vendite; il dato di variazione totale penalizza tuttavia gli *spirit*, che mostrano una contrazione (1,1%), totalmente imputabile a variazioni negative di perimetro e di cambio.

Le due tabelle seguenti mostrano rispettivamente, l'evoluzione delle vendite per area di *business* e l'analisi della variazione totale di ciascun segmento, nelle tre componenti di crescita organica, effetto perimetro ed effetto cambi.

	1 gennaio - 30 settembre 2008		1 gennaio - 30 settembre 2007		Variazione %
	€ milioni	%	€ milioni	%	2008/2007
Spirit	452,0	69,6%	456,8	70,9%	-1,1%
Wine	99,9	15,4%	92,3	14,3%	8,2%
Soft drink	84,9	13,1%	83,2	12,9%	2,0%
Altre vendite	12,9	2,0%	12,3	1,9%	4,7%
Totale	**649,6**	**100,0%**	**644,6**	**100,0%**	**0,8%**

Analisi della variazione %	totale	variazione in % crescita organica	variazione perimetro	effetto cambio
Spirit	-1,1%	5,7%	-4,0%	-2,8%
Wine	8,2%	8,8%	0,0%	-0,6%
Soft drink	2,0%	2,0%	0,0%	0,0%
Altre vendite	4,7%	12,1%	0,0%	-7,4%
Totale	**0,8%**	**5,8%**	**-2,8%**	**-2,2%**

Spirit

Le vendite degli *spirit* dei primi nove mesi 2008 sono state €452,0 milioni, pari al 69,6% delle vendite totali.

A fronte di una crescita organica pari al 5,7%, gli effetti perimetro (-4,0%) e cambi (-2,8%), entrambi negativi, hanno determinato una flessione complessiva delle vendite del 1,1%.

Tra i *brand* principali, le vendite di **Campari** sono incrementate del 10,2% a cambi costanti (9,9% a cambi correnti).

Questa *performance*, decisamente molto buona, è stata conseguita grazie a un buon risultato di vendita in Italia, nei principali mercati Europei, nonché in Giappone; è peraltro opportuno evidenziare che il risultato complessivo ha beneficiato dell'importante crescita conseguita in Brasile, dove l'annunciato aumento delle accise ha determinato un anticipo degli ordini da parte dei clienti.

Questo *trend* di crescita generalizzato ha ampiamente controbilanciato il ritardo delle vendite di Campari nel mercato tedesco, i cui volumi appaiono ancora penalizzati dal forte riposizionamento prezzo realizzato nella seconda parte dello scorso anno.

Il *brand* **SKYY** (SKYY Vodka e la gamma *flavored*) alla fine dei primi nove mesi dell'anno mostra una crescita del 11,0% a cambi costanti e una contrazione del 0,8% a cambi correnti.

Nel mercato statunitense, che vale ancora circa il 85% del totale, il risultato di vendita è stato buono anche grazie al successo del lancio della nuova gamma SKYY Infusions; nei mercati di esportazione SKYY Vodka ha realizzato globalmente una solida crescita a due cifre: Italia, Germania, Canada e il *duty free* sono i mercati principali che continuano a evidenziare tassi di sviluppo importanti.

Le vendite di **CampariSoda**, quasi totalmente concentrate sul mercato italiano, alla fine di settembre risultano in flessione del 6,8% rispetto allo scorso anno; tale ritardo è in parte imputabile ad una differente programmazione dell'attività promozionale ma è anche in parte riconducibile a un lieve calo dei consumi.

Aperol continua a evidenziare un *trend* molto positivo, con una straordinaria crescita complessiva delle vendite del 19,3%, trainata sia da una crescita a doppia cifra del mercato italiano, che vale circa il 80% del totale, sia dallo sviluppo di alcuni mercati Europei, in particolare Germania e Austria, dove i risultati sono superiori alle attese.

Le vendite **Aperol Soda** dei primi nove mesi dell'anno sono state inferiori del 5,7% a quelle del 2007.

Le vendite dei ***brand* brasiliani** sono in crescita del 15,3% in valuta locale e del 21,1% a cambi correnti, grazie alla rivalutazione del Real.

L'andamento delle vendite di questi prodotti è stato influenzato dalle diverse dinamiche fiscali intervenute. In particolare, Old Eight e Drury's, in forte crescita, hanno beneficiato dell'anticipo degli ordini da parte dei clienti a seguito dell'annunciato e poi non realizzato aumento delle accise (IPI); mentre Dreher, in lieve flessione, ha scontato l'incremento dell'imposta sul valore aggiunto (ICMS) nello Stato di San Paolo, effettivo dal 1 febbraio 2008.

Le vendite di **Glen Grant e Old Smuggler** complessivamente hanno evidenziato una sostanziale stabilità a cambi costanti (+0,5%) e una contrazione del 2,5% a cambi correnti, determinata dalla svalutazione del Pesos argentino, che ha negativamente impattato le vendite di Old Smuggler.

Relativamente a Glen Grant, nell'ambito di una *performance* come detto complessivamente stabile, si riscontra una flessione nell'importante mercato italiano, in cui la marca incrementa la propria quota in una categoria in marcata contrazione.

Per contro negli altri mercati, che ormai rappresentano circa il 50% del totale, si evidenzia una buona crescita.

Per quanto concerne Old Smuggler, si rilevano il buon risultato dell'Argentina, dove il Gruppo dallo scorso anno gestisce direttamente il *brand* e, di segno contrario, l'interruzione della vendita diretta negli Stati Uniti. In questo mercato, infatti, dall'inizio dell'anno, il Gruppo ha assegnato a terzi i diritti di imbottigliamento e vendita, fornendo il liquido dalla Scozia.

Le vendite di **Ouzo 12** sono incrementate del 3,7% a cambi costanti (2,9% a cambi correnti): la leggera contrazione rilevata in Germania, ormai mercato principale per questo *brand*, è stata compensata dal buon risultato conseguito in Grecia, secondo mercato.

Nei primi nove mesi dell'anno le vendite di **Cynar** hanno evidenziato una contrazione a cambi costanti del 3,9% e a cambi correnti del 2,9%. Il buon risultato riportato in Italia, in cui la nuova campagna pubblicitaria sembra aver iniziato a rivitalizzare la marca, non è stato sufficiente a compensare il ritardo registrato sul mercato brasiliano, dove analogamente a Dreher, Cynar è stato penalizzato dall'innalzamento dell'imposta sul valore aggiunto (ICMS).

Le vendite del mirto e degli altri liquori **Zedda Piras**, concentrate in Italia, sono in flessione del 9,3% in conseguenza del calo del turismo, che ha condizionato le vendite in Sardegna.

Per quanto riguarda le vendite dei principali ***brand* di terzi**, il periodo in oggetto ha evidenziato:

- una flessione del 1,0% per Jack Daniel's e una crescita del 0,7% per Jägermeister, entrambi distribuiti in Italia;
- una contrazione del 5,0% per gli *Scotch whisky* distribuiti (-14,5% a cambi correnti), determinata principalmente da Cutty Sark negli Stati Uniti;
- una crescita del 2,9% per i *brand* di C&C (-8,3% a cambi correnti) e una contrazione del 9,4% per i *brand* Suntory (-19,0% a cambi correnti), entrambi distribuiti prevalentemente negli Stati Uniti;
- una forte crescita della distribuzione e delle vendite della *vodka* Russian Standard che sta ottenendo buoni risultati in Germania e Svizzera e che dalla fine dello scorso anno è distribuita anche in Italia.

Wine

Nei primi nove mesi del 2008 le vendite degli *wine*, pari a €99,9 milioni (15,4% del totale vendite del Gruppo), evidenziando una crescita del 8,2% rispetto al corrispondente periodo dello scorso anno.

Il segmento non ha avuto variazioni nel perimetro di consolidamento e, al netto di un effetto cambio negativo del 0,6%, la crescita organica è stata del 8,8%.

Le vendite di **Cinzano *vermouth*** hanno registrato una crescita del 17,1% a cambi costanti (15,9% a cambi correnti) grazie al risultato positivo conseguito in Russia, negli altri principali mercati Europei e nel canale *duty free*.

Anche per gli **spumanti Cinzano**, le vendite dei primi nove mesi dell'anno sono state buone, con una crescita del 8,0% a cambi costanti (7,6% a cambi correnti).

La Russia, gli altri paesi dell'Est europeo ed il Giappone hanno trainato la crescita, mentre i due mercati principali, Germania e Italia, sono in leggero ritardo sullo scorso anno.

Peraltro è opportuno evidenziare la limitata significatività in Italia dei risultati di vendita conseguiti nei primi nove mesi dell'anno, alla luce della forte concentrazione dei consumi e delle vendite nell'ultimo trimestre dell'anno.

Per quanto concerne le vendite dei vini propriamente detti, il periodo in oggetto ha visto una crescita relativamente contenuta per i marchi **Sella & Mosca** (+0,7%) e **Cantina Serafino** (+1,5%) e più robusta per i vini **Teruzzi & Puthod** (+14,5%), che hanno beneficiato di nuovi accordi distributivi internazionali.

Tra gli altri marchi di *wine* del Gruppo, nel periodo si rileva un'ulteriore forte crescita per gli spumanti **Mondoro** (+66,3%), anche in virtù di un certo anticipo di ordini sul mercato russo, e una contrazione del 13,0% (–14,3% a cambi costanti) per gli spumanti **Riccadonna.**

Soft drink

Nei primi nove mesi del 2008 i *soft drink* hanno realizzato vendite complessive per €84,9 milioni, in crescita del 2,0% rispetto al 2007.

L'andamento complessivo di questa area di *business* (13,1% delle vendite del Gruppo) è stato caratterizzato da differenti risultati ottenuti da Crodino e dai *soft drink* propriamente detti.

Crodino continua a realizzare una *performance* molto buona sul fondamentale mercato italiano, con una crescita delle vendite del 6,6%, supportata da un ulteriore miglioramento della quota di mercato.

Lemonsoda, Oransoda e Pelmosoda e le bibite e **acque minerali** a marca **Crodo**, al contrario hanno registrato complessivamente una contrazione del 5,2%, imputabile alle cattive condizioni climatiche del secondo trimestre dell'anno, con un recupero di consumi solo parziale nel mese di settembre molto caldo.

Nei nove mesi peraltro, Lemonsoda, Oransoda e Pelmosoda hanno contenuto la flessione a –1,1%, rispetto allo scorso anno.

Altre vendite

Le altre vendite, ovvero il segmento complementare agli altri, che include i ricavi derivanti dalla vendita a terzi di materie prime, semilavorati e dalla produzione di prodotti finiti per conto terzi, sono state pari a €12,9 milioni, in crescita del 4,7% e rappresentano il 2,0% delle vendite del Gruppo.

A cambi costanti, tale crescita è stata del 12,1%, ma la svalutazione delle principali valute ed in particolare della Sterlina inglese, ha avuto un impatto negativo del 7,4%; una parte consistente del segmento altre vendite è infatti relativa al distillato di malto venduto al gruppo Pernod Ricard.

Nel periodo si rileva anche una crescita delle vendite del liquido Old Smuggler a terzi negli Stati Uniti, relativa al citato accordo di licenza di imbottigliamento e vendita.

ANDAMENTO DELLE VENDITE DEL TERZO TRIMESTRE 2008

Le vendite del terzo trimestre 2008 sono state pari a €218,4 milioni, in crescita del 7,0% rispetto al 2007.

Il risultato appare estremamente positivo in quanto, escludendo il forte effetto perimetro negativo (–3,1%) e lo sfavorevole effetto cambio (–1,7%), la crescita organica è stata pari a 11,9%.

	€ milioni	in % sul terzo trimestre 2007
vendite nette del terzo trimestre 2008	218,4	
vendite nette del terzo trimestre 2007	204,0	
Variazione totale	**14,3**	**7,0%**
di cui:		
crescita organica	24,2	11,9%
variazioni di perimetro	-6,4	-3,1%
variazioni di cambio	-3,5	-1,7%
Variazione totale	**14,3**	**7,0%**

La buona *performance* del trimestre, caratterizzata da una crescita organica a doppia cifra, è la conseguenza di tre fattori di natura diversa:

- una robusta e regolare crescita delle vendite di alcuni marchi, quali Aperol, SKYY Vodka e Cinzano *vermouth*;
- una componente di anticipo degli ordini nel mercato brasiliano, a seguito dell'annuncio di un incremento delle accise dal 1 ottobre, poi, in realtà, non realizzato alla scadenza prevista;
- una diversa dinamica delle vendite nel corso del 2008, rispetto all'anno precedente.

Relativamente all'ultimo punto, nella tabella sotto riportata si può vedere come, nel periodo gennaio – settembre 2008, la crescita organica delle vendite sia stata del 5,8%, inferiore a quella conseguita nello stesso intero periodo 2007 rispetto al 2006 (+8,2%).

Crescita organica delle vendite	Primo semestre	Terzo trimestre	Totale periodo Gennaio – Settembre
variazione 2008 / 2007	3,0%	11,9%	5,8%
variazione 2007 / 2006	10,7%	3,4%	8,2%

Analizzando più in dettaglio i due periodi, si può constatare che nel 2007 la crescita delle vendite del primo semestre (+10,7%) era stata decisamente più elevata di quella del terzo trimestre (+3,4%); nel 2008, anche proprio in conseguenza di un tale confronto con le vendite 2007, la dinamica della crescita è stata opposta, e cioè più contenuta nel primo semestre (+3,0%) e molto più forte nel periodo luglio - settembre (+11,9%).

Vendite per area geografica

Complessivamente, nel terzo trimestre 2008 la crescita del 7,0% è stata determinata dall'Europa e dall'area Americhe, mentre l'Italia e l'area Resto del mondo e *duty free* hanno subito una contrazione delle vendite.

	Terzo trimestre 2008		Terzo trimestre 2007		Variazione %
	€ milioni	%	€ milioni	%	2008/2007
Italia	73,2	33,5%	75,2	36,8%	-2,6%
Europa	58.0	26,6%	48,7	23,9%	19,1%
Americhe	75,1	34,4%	65,9	32,3%	14,0%
Resto del mondo e *duty free*	12,0	5,5%	14,3	7,0%	-16,1%
Totale	**218,4**	**100,0%**	**204,0**	**100,0%**	**7,0%**

Anche al lordo degli effetti negativi relativi alla variazione di perimetro e ai cambi, la crescita organica del terzo trimestre (+11,9%) risulta determinata dalla robusta crescita a due cifre delle aree Europa e Americhe, come evidenziato nella tabella sotto riportata.

Analisi della variazione %	totale	variazione in % crescita organica	variazione perimetro	effetto cambio
Italia	-2,6%	-2,6%	0,0%	0,0%
Europa	19,1%	19,6%	0,0%	-0,5%
Americhe	14,0%	28,3%	-9,7%	-4,6%
Resto del mondo e *duty free*	-16,1%	-14,2%	-0,2%	-1,7%
Totale	7,0%	11,9%	-3,1%	-1,7%

In **Italia**, le vendite del periodo sono state in flessione del 2,6%: il buon risultato di Aperol e Crodino è stato bilanciato da un trimestre in contrazione per Campari e CampariSoda e per i vini Sella & Mosca.

In **Europa**, la crescita complessiva delle vendite è stata del 19,1% (+19,6% a cambi costanti, escludendo il lieve effetto cambio sfavorevole).

L'andamento delle vendite è stato molto positivo in Russia, negli altri mercati dell'est europeo e in Germania.

Nell'importante mercato tedesco, le vendite del terzo trimestre 2008 hanno segnato un'inversione di tendenza, con una crescita a doppia cifra ottenuta anche grazie all'atteso confronto favorevole con il terzo trimestre 2007 (penalizzato dal forte aumento prezzi attuato su Campari).

Nell'area **Americhe** la *performance* complessiva (+14,0%) sconta i due pesanti effetti negativi della variazione di perimetro (-9,7%) e dell'impatto dei cambi (-4,6%), entrambi peraltro riconducibili quasi esclusivamente alla componente statunitense del *business*.

Al lordo di tali effetti la crescita organica delle vendite dell'area è stata del 28,3%.

Gli Stati Uniti hanno realizzato un trimestre molto buono, con una crescita organica a due cifre mentre il Brasile ha chiuso il periodo con una crescita straordinaria, peraltro fortemente condizionata dall'annunciato e non attuato aumento delle accise.

L'area **Resto del mondo e *duty free***, ha avuto una flessione del 16,1% (-14,2% a cambi e perimetro omogenei) determinata sostanzialmente da un diverso *timing* di ordini e vendite, prevalentemente in Australia.

Vendite per area di business

L'andamento delle vendite del terzo trimestre del 2008 (+7,0%) è stato positivo per tutte le tre aree di *business*, *spirit*, *wine* e *soft drink*.

	Terzo trimestre 2008		Terzo trimestre 2007		Variazione %
	€ milioni	%	€ milioni	%	2008/2007
Spirit	147,6	67,6%	138,1	67,7%	6,9%
Wine	39,8	18,2%	35,4	17,4%	12,4%
Soft drink	26,5	12,1%	25,8	12,7%	2,4%
Altre vendite	4,5	2,1%	4,7	2,3%	-5,4%
Totale	**218,4**	**100,0%**	**204,0**	**100,0%**	**7,0%**

L'analisi della variazione totale di ciascun segmento, nelle tre componenti di crescita organica, effetto perimetro ed effetto cambi, evidenzia una buona crescita organica a doppia cifra per gli *spirit* e gli *wine*.

Analisi della variazione %	totale	variazione in % crescita organica	variazione perimetro	effetto cambio
Spirit	6,9%	13,8%	-4,6%	-2,2%
Wine	12,4%	13,0%	0,0%	-0,5%
Soft drink	2,4%	2,4%	0,0%	0,0%
Altre vendite	-5,4%	0,6%	0,0%	-5,9%
Totale	**7,0%**	**11,9%**	**-3,1%**	**-1,7%**

Gli *spirit* hanno chiuso il trimestre con una crescita complessiva del 6,9% che, escludendo i già commentati effetti negativi di perimetro e di cambio, corrisponde a una crescita organica del 13,8%.

Tra i *brand* più importanti, nel trimestre si conferma la tendenza positiva di SKYY Vodka e Aperol, entrambi con un tasso di crescita a doppia cifra e si ribadisce il peso determinante che, sulle vendite del periodo, hanno avuto tutti i *brand* venduti in Brasile, sia quelli locali, ovvero Old Eight, Drury's e Dreher, che quelli internazionali come Cynar e Campari.

Relativamente a Campari è opportuno evidenziare peraltro che, anche escludendo la forte crescita realizzata in Brasile, l'andamento delle vendite del trimestre negli altri mercati è stato decisamente positivo.

Al contrario risultano in contrazione, rispetto allo scorso anno, le vendite di CampariSoda, tra i marchi del Gruppo e di Jack Daniel's e degli altri whisky distribuiti, tra i *brand* di terzi.

Per gli ***wine***, la crescita delle vendite del trimestre, pari al 12,4% a cambi correnti e al 13,0% a cambi costanti, è stata determinata principalmente dall'ottimo risultato di Cinzano *vermouth* e di Mondoro in Russia.

I ***soft drink*** hanno realizzato nel trimestre una crescita del 2,4%, determinata sostanzialmente dalla buona *performance* di Crodino e dalla flessione delle vendite di bibite e acque minerali.

Il segmento complementare e marginale delle **altre vendite** mostra nel trimestre una contrazione del 5,4%, interamente attribuibile alla svalutazione della Sterlina inglese, che ha avuto un impatto negativo sulle vendite del distillato di malto prodotto e venduto a terzi.

CONTO ECONOMICO

Nuovo formato

Dal 2008 viene introdotto un nuovo formato di conto economico consolidato, che, rispetto a quello precedentemente utilizzato, presenta alcune differenze nell'aggregazione delle categorie di costi e nella presentazione del margine di contribuzione.

La nuova forma corrisponde al nuovo schema di conto economico introdotto internamente ai fini dell'attività di pianificazione e controllo di gestione.

La logica sottostante la nuova rappresentazione soddisfa l'obiettivo di portare i costi di distribuzione nell'ambito del costo del venduto, al fine di evidenziare il costo del prodotto disponibile al punto di vendita.

Conseguentemente, il margine lordo viene evidenziato al netto dei costi di distribuzione e il margine commerciale viene sostituito dal margine di contribuzione, evidenziato pertanto al lordo dei costi di struttura.

Inoltre, ai fini dell'analisi dei risultati economici per aree di *business*, si fa riferimento al margine di contribuzione e non più al margine commerciale.

Ciò consente di evitare allocazioni di costi delle strutture di vendita ai prodotti, e quindi alle aree di *business*, allocazioni sempre più arbitrarie in virtù di un progressivo passaggio da strutture di vendita indirette (remunerate su base commissionale) a strutture di vendita dirette (remunerate su base salariale).

Al fine di consentire un confronto omogeneo con i risultati 2008, i primi nove mesi del 2007 e il terzo trimestre del 2007 sono stati riclassificati nel nuovo formato e per una migliore comprensione delle riclassifiche effettuate, i dati dello scorso anno vengono presentati nelle tabelle sottostanti nei due differenti formati.

Riclassifica del conto economico dei primi nove mesi 2007 e del terzo trimestre 2007

	30 settembre 2007		
vecchio formato	€ milioni	€ milioni	nuovo formato
Vendite nette	**644,6**	**644,6**	**Vendite nette**
Costo del venduto	(273,7)		
		(297,5)	Costo del venduto, inclusi i costi di distribuzione
Margine lordo	**370,9**		
		347,1	**Margine lordo, dopo i costi di distribuzione**
Pubblicità e promozioni	(117,4)	(117,4)	Pubblicità e promozioni
Costi di vendita e distribuzione	(76,9)		
		229,7	**Margine di contribuzione**
Margine commerciale	**176,7**		
Spese generali e amministrative	(46,6)		
		(99,6)	Costi di struttura
Risultato della gestione corrente	130,1	**130,1**	**Risultato della gestione corrente**
Altri (oneri) e proventi non ricorrenti	(1,2)	(1,2)	Altri (oneri) e proventi non ricorrenti
Risultato operativo	**128,8**	128,8	**Risultato operativo**

	Terzo trimestre 2007		
vecchio formato	€ milioni	€ milioni	nuovo formato
Vendite nette	**204,0**	**204,0**	**Vendite nette**
Costo del venduto	(88,7)		
		(96,4)	Costo del venduto, inclusi i costi di distribuzione
Margine lordo	**115,3**		
		107,7	**Margine lordo, dopo i costi di distribuzione**
Pubblicità e promozioni	(37,5)	(37,5)	Pubblicità e promozioni
Costi di vendita e distribuzione	(24,8)		
		70,1	**Margine di contribuzione**
Margine commerciale	**53,0**		
Spese generali e amministrative	(15,6)		
		(32,8)	Costi di struttura
Risultato della gestione corrente	37,3	37,3	**Risultato della gestione corrente**
Altri (oneri) e proventi non ricorrenti	0,4	0,4	Altri (oneri) e proventi non ricorrenti
Risultato operativo	37,7	37,7	**Risultato operativo**

Note relative alle variazioni:

- la voce costi di vendita e distribuzione, esposta nel formato precedente, non viene più rappresentata nel nuovo formato in quanto:
  - i costi di distribuzione, prevalentemente variabili, nel nuovo formato vengono spostati alla voce costo del venduto, insieme al costo dei materiali e ai costi di produzione, già precedentemente inclusi in tale voce; tali costi nel 2007 erano pari a €23,8 milioni nei primi nove mesi e a €7,6 milioni nel solo terzo trimestre;
  - i costi di vendita, ovvero i costi delle strutture commerciali e di *marketing*, nel nuovo formato vengono rappresentati nella nuova voce costi di struttura, insieme con le spese generali e amministrative;
- nel nuovo formato il costo del venduto ha un valore assoluto più alto, in quanto accoglie i costi di distribuzione;
- nel nuovo formato il margine lordo ha un valore assoluto più basso, in quando conseguentemente sconta i costi di distribuzione;

- il margine commerciale, di cui al precedente formato, non viene più rappresentato in quanto sostituito dal margine di contribuzione;
- il margine di contribuzione in valore assoluto risulta più elevato del margine commerciale, in quanto non include i costi di vendita (cioè i costi delle strutture commerciali e di *marketing*);
- la voce di costi di struttura, di cui al nuovo formato, accoglie tanto i costi di vendita quanto le spese generali e amministrative.

Come evidenziato nella tabella, il risultato della gestione corrente e il risultato operativo (così come tutte le successive linee di conto economico) non vengono modificati e restano pertanto omogenei e confrontabili con le rappresentazioni precedenti.

Conto economico dei primi nove mesi 2008

Il risultato economico consolidato del Gruppo Campari dei primi nove mesi dell'anno è stato significativamente condizionato dalle due componenti negative di effetto cambio e di variazione di perimetro, determinate rispettivamente dalla forte svalutazione del Dollaro USA e dall'interruzione della distribuzione di 1800 *tequila*, negli Stati Uniti.

Le variazioni percentuali, di crescita o diminuzione rispetto allo scorso anno, esposte nella tabella sotto riportata, sono sempre variazioni complessive che pertanto recepiscono anche l'impatto negativo dei due citati effetti.

	30 settembre 2008		30 settembre 2007		Variazione %
	€ milioni	%	€ milioni	%	
Vendite nette	649,6	100,0	644,6	100,0	0,8
Costo del venduto, dopo i costi di distribuzione	(294,2)	-45,3	(297,5)	-46,2	-1,1
Margine lordo, dopo i costi di distribuzione	355,4	54,7	347,1	53,8	2,4
Pubblicità e promozioni	(117,9)	-18,2	(117,4)	-18,2	0,5
Margine di contribuzione	237,5	36,6	229,7	35,6	3,4
Costi di struttura	(104,9)	-16,2	(99,6)	-15,5	5,3
Risultato della gestione corrente	132,6	20,4	130,1	20,2	1,9
Altri (oneri) e proventi non ricorrenti	1,0	0,2	(1,2)	-0,2	-
Risultato operativo	133,5	20,6	128,8	20,0	3,6
Proventi (oneri) finanziari netti	(16,1)	-2,5	(13,5)	-2,1	19,5
Quota di utile (perdita) di società valutate con il metodo del patrimonio netto	0,2	0,0	0,1	0,0	28,4
Oneri per *put option*	(0,9)	-0,1	-	0,0	-
Utile prima delle imposte e degli interessi di minoranza	116,7	18,0	115,5	17,9	1,0
Interessi di minoranza	(0,2)	0,0	(0,0)	0,0	-
Utile del Gruppo prima delle imposte	116,5	17,9	115,5	17,9	0,9
Totale ammortamenti	(14,4)	-2,2	(14,6)	-2,3	-0,9
EBITDA prima di altri oneri e proventi non ricorrenti	147,0	22,6	144,6	22,4	1,6
EBITDA	147,9	22,8	143,4	22,2	3,2

Le **vendite nette** del periodo sono state pari a €649,6 milioni.

La variazione totale del 0,8% è stata determinata, da una solida crescita organica del 5,8%, quasi completamente erosa dalle variazioni negative di perimetro e di cambio, che hanno avuto un impatto negativo, rispettivamente, del 2,8% e del 2,2%.

Per un più dettagliato commento su tali effetti nonché sull'evoluzione delle vendite per area geografica e per area di *business* si rimanda al paragrafo che precede sull'andamento delle vendite.

Il **costo del venduto, inclusi i costi di distribuzione,** evidenzia un'incidenza percentuale sulle vendite del 45,3%, inferiore di 0,9 punti percentuali a quella dello scorso anno, pari al 46,2%.

Per quanto concerne l'andamento delle diverse categorie di costi che compongono il costo del venduto, i primi nove mesi dell'anno evidenziano da un lato miglioramenti nell'ambito dei costi di produzione, a seguito dei risparmi conseguenti alla chiusura dello stabilimento di Sulmona, dall'altro scontano l'atteso aumento del costo di alcune materie prime e dei costi di trasporto, entrambi correlati all'andamento del prezzo del petrolio.

Ciò premesso, il miglioramento dell'incidenza del costo del venduto sulle vendite può essere interamente attribuito all'interruzione della distribuzione di 1800 *tequila* negli Stati Uniti e al conseguente positivo effetto *mix;* al netto di tale fattore, l'incidenza del costo del venduto sulle vendite, nei primi nove mesi 2008 sarebbe in linea con quella dello scorso anno.

Il **margine lordo, dopo i costi di distribuzione** è pari a €355,4 milioni, con una variazione positiva del 2,4%, superiore a quella registrata a livello delle vendite per effetto del minor costo del venduto.

L'incidenza sulle vendite, pari a 54,7%, risulta pertanto superiore (0,9%) a quella dello scorso anno.

I **costi per pubblicità e promozioni** sono stati pari al 18,2% delle vendite, esattamente in linea con lo scorso anno.

Nel terzo trimestre si è manifestato l'atteso incremento della pressione promozionale e pubblicitaria che, nei primi sei mesi dell'anno, risultava essere inferiore a quella del 2007 (17,5% contro 18,1%).

Il **margine di contribuzione** del periodo è stato pari a €237,5 milioni, con una crescita totale del 3,4% rispetto al corrispondente periodo dello scorso anno, attribuibile:

- per il 7,1% alla crescita organica,
- per il 1,4% alla negativa variazione di perimetro,
- per il 2,4% al negativo effetto cambio.

Relativamente alla variazione di perimetro, l'impatto negativo rilevato a livello di margine di contribuzione (–1,4%) è più contenuto di quello rilevato sulle vendite (–2,8%) in quanto la marginalità dei *brand* acquisiti, Cabo Wabo e X-Rated, è superiore a quella del *business* cessato, 1800 *tequila.*

I **costi di struttura**, che includono tanto i costi di vendita quanto i costi generali e amministrativi, nei primi nove mesi dell'anno crescono del 5,3%, evidenziando pertanto una maggiore incidenza percentuale sulle vendite, che passa dal 15,5% del 2007 al 16,2% del 2008.

Tale fenomeno è attribuibile anche al consolidamento dei costi delle strutture delle nuove controllate in Cina, Argentina e Austria, strutture implementate nel corso del 2007, che progressivamente stanno entrando a regime nel 2008.

Al netto di questo effetto, l'aumento dei costi di struttura nel periodo sarebbe pari al 4,1%.

Il **risultato della gestione corrente** del periodo è stato di €132,6 milioni, in aumento del 1,9% rispetto allo scorso anno; a cambi costanti la crescita è stata del 4,5% e, escludendo anche l'effetto negativo della variazione di perimetro, la crescita organica è stata del 7,4%.

La voce **proventi e oneri non ricorrenti** nel periodo evidenzia un saldo netto positivo di €1,0 milioni, determinato principalmente dalla plusvalenza relativa alla cessione di un immobile a Cinisello Balsamo, per €6,1 milioni, in parte compensata da oneri straordinari relativi al personale, per €2,6 milioni, e alla risoluzione anticipata di contratti di distribuzione, per €1,5 milioni.

Nello stesso periodo dello scorso anno la voce evidenziava come saldo netto un onere di €1,2 milioni e, pertanto, il conto economico 2008 beneficia di una variazione positiva di €2,2 milioni.

Il **risultato operativo** è stato di €133,5 milioni e, rispetto al corrispondente periodo dello scorso anno, risulta in crescita del 3,6%, con un incremento della redditività sulle vendite, che passa dal 20,0% al 20,6%; escludendo gli impatti negativi dei cambi, la crescita del risultato operativo è stata del 6,2%.

Gli **ammortamenti** complessivi del periodo sono stati pari a €14,4 milioni, sostanzialmente invariati rispetto allo scorso anno (€14,6 milioni).

Come diretta conseguenza della stabilità degli ammortamenti, l'EBITDA evidenzia una crescita analoga a quella rilevata per il risultato operativo. In particolare, l'**EBITDA prima di proventi e oneri non ordinari** è stato pari a €147,0 milioni, in aumento del 1,6% (+4,1% a cambi costanti), e l'**EBITDA** pari a €147,9 milioni, in crescita del 3,2% (+5,6% a cambi costanti).

Gli **oneri finanziari netti**, comprensivi delle differenze cambio contabilizzate nel periodo, sono stati pari a €16,1 milioni, in crescita rispetto a quelli dello scorso anno, pari a €13,5 milioni.

Tale aumento sconta l'effetto dell'interruzione di alcuni contratti di copertura rischi tassi di interesse, che il Gruppo aveva in essere con la banca d'affari Lehman Brothers, commentata al paragrafo sugli eventi significativi del periodo.

Ciò ha comportato un onere netto a conto economico di €3,3 milioni.

Escludendo tale impatto, gli interessi netti pagati dal Gruppo evidenziano un tasso medio leggermente inferiore a quello del corrispondente periodo del 2007.

Tale effetto è il risultato di andamenti contrapposti in area Euro, dove i tassi medi sono risultati superiori a quelli del 2007, e in area Dollaro USA, dove la riduzione dei tassi e la svalutazione del cambio hanno comportato minori interessi passivi.

La quota parte di **utile o perdita delle società valutate col metodo del patrimonio netto** evidenzia un saldo positivo di €0,2 milioni, che si confronta con un saldo positivo di €0,1 dello scorso anno.

Le entità consolidate con il metodo del patrimonio netto sono due *joint venture* commerciali che distribuiscono i prodotti del Gruppo e quelli degli altri soci in Belgio e Olanda.

Nel conto economico al 30 settembre 2008, vengono evidenziati **oneri per *put option*** per €0,9 milioni, relativi alla quota di utili di pertinenza delle minoranze di Cabo Wabo.

Alla luce dell'esistenza di opzioni *put* sulla quota delle minoranze, esercitabili nel 2012 e nel 2015, è stato iscritto a bilancio il debito relativo all'acquisto futuro del 20% di Cabo Wabo e contestualmente, all'attivo, è stato riconosciuto il 100% del prezzo dell'acquisizione.

In conseguenza di ciò, la quota parte di utile corrisposta ai detentori del 20% di Cabo Wabo non è rilevata nella voce del conto economico interessi delle minoranze, ma è considerata come onere finanziario del Gruppo.

L'utile prima delle imposte e degli interessi di minoranza è stato pari a €116,7 milioni, in crescita del 1,0% (3,2% a cambi costanti) rispetto a quello del 2007.

Poiché la **quota di utile di competenza di terzi** del periodo in oggetto è marginale (€0,2 milioni), **l'utile ante imposte del Gruppo** dei primi nove mesi del 2008 è stato pari a €116,5 milioni, in crescita del 0,9% rispetto a quello del corrispondente periodo dello scorso anno (+2,9% a cambi costanti).

Tale risultato evidenzia un margine di redditività sulle vendite del 17,9%, in linea con quanto conseguito nel corrispondente periodo del 2007.

CONTO ECONOMICO DEL TERZO TRIMESTRE 2008

	Terzo trimestre 2008		Terzo trimestre 2007		Variazione %
	€ milioni	%	€ milioni	%	
Vendite nette	**218,4**	**100,0**	**204,0**	**100,0**	**7,0**
Costo del venduto, dopo i costi di distribuzione	(100,6)	-46,0	(96,4)	-47,2	4,3
Margine lordo, dopo i costi di distribuzione	**117,8**	**54,0**	**107,7**	**52,8**	**9,4**
Pubblicità e promozioni	(42,6)	-19,5	(37,5)	-18,4	13,4
Margine di contribuzione	**75,2**	**34,5**	**70,1**	**34,4**	**7,3**
Costi di struttura	(33,5)	-15,3	(32,8)	-16,1	2,1
Risultato della gestione corrente	**41,8**	**19,1**	**37,3**	**18,3**	**11,9**
Altri (oneri) e proventi non ricorrenti	(0,7)	-0,3	0,4	0,2	-
Risultato operativo	**41,1**	**18,8**	**37,7**	**18,5**	**8,9**
Proventi (oneri) finanziari netti	(7,9)	-3,6	(4,9)	-2,4	59,8
Quota di utile (perdita) di società valutate con il metodo del patrimonio netto	0,0	0,0	0,0	0,0	-
Oneri per *put option*	(0,2)	-0,1	0,0	0,0	-
Utile prima delle imposte	**33,0**	**15,1**	**32,8**	**16,1**	**0,4**
Interessi di minoranza	(0,1)	0,0	0,0	0,0	-
Utile del Gruppo prima delle imposte	**32,9**	**15,1**	**32,9**	**16,1**	**0,2**
Totale ammortamenti	(4,8)	-2,2	(4,9)	-2,4	-0,7
EBITDA prima di altri oneri e proventi non ricorrenti	**46,6**	**21,3**	**42,2**	**20,7**	**10,4**
EBITDA	**45,9**	**21,0**	**42,6**	**20,9**	**7,8**

Il conto economico relativo al solo terzo trimestre 2008 evidenzia un buon miglioramento delle vendite e della redditività operativa rispetto al corrispondente trimestre del 2007.

La variazione **delle vendite** del 7,0% è stata determinata da una solida crescita organica del 11,9%, solo in parte erosa dalle variazioni negative di perimetro e di cambio, che hanno avuto un impatto negativo, rispettivamente, del 3,1% e del 1,7%.

Per un più dettagliato commento su tali effetti si rimanda al paragrafo che precede sull'andamento delle vendite.

Il **margine di contribuzione** del trimestre è stato pari a €75,2 milioni, ed evidenzia una crescita del 7,3%; l'effetto cambio e le variazioni di perimetro hanno avuto un impatto negativo, rispettivamente del 1,4%, e del 2,7%, pertanto, la crescita organica del margine di contribuzione è stata del 11,4%.

L'incidenza percentuale sulle vendite è stata del 34,5%, sostanzialmente invariata rispetto al terzo trimestre 2007, ma ottenuta con una minore incidenza del costo del venduto (interamente attribuibile a un migliore mix delle vendite) e, per contro con una più elevata pressione degli investimenti promozionali e pubblicitari.

I **costi di struttura** del trimestre, in aumento solo del 2,1% rispetto allo scorso anno, riducono la loro incidenza percentuale sulle vendite dal 16,1% al 15,3%.

Il **risultato operativo** è stato pari a €41,1 milioni, in crescita del 8,9% rispetto allo scorso anno; a cambi costanti la crescita è del 10,1%.

Analogamente l'**EBITDA**, pari a €45,9 milioni, registra un miglioramento del 7,8% rispetto al terzo trimestre del 2007 che, a parità di cambio, risulta essere del 9,0%.

Tra i due trimestri posti a confronto, si evidenzia un significativo incremento degli **oneri finanziari**, che nel 2008 sono pari a €7,9 milioni (in crescita di €3,0 milioni rispetto al 2007) e che impattano significativamente sul risultato finale.

Tale aumento è il risultato di svalutazioni fatte a seguito del *default* della banca d'affari Lehman Brothers, con cui il Gruppo aveva sottoscritto alcuni derivati di copertura rischi tassi di interesse.

Si rimanda al commento del conto economico dei nove mesi per maggiori informazioni.

Il miglioramento del risultato operativo è stato quasi interamente eroso da tali maggiori oneri finanziari.

Pertanto, **l'utile del Gruppo prima delle imposte,** pari a €32,9 milioni, risulta sostanzialmente invariato rispetto a quello del terzo trimestre del 2007 (0,2%).

SITUAZIONE FINANZIARIA E PATRIMONIALE

Composizione dell'indebitamento netto

La posizione finanziaria consolidata al 30 settembre 2008 presenta un indebitamento netto di €310,2 milioni, superiore a quello al 31 dicembre 2007, che era di €288,1 milioni.

La tabella seguente evidenzia la struttura del debito tra inizio e fine periodo.

	30 settembre 2008 € milioni	31 dicembre 2007 € milioni
Disponibilità liquide e mezzi equivalenti	157,9	199,8
Debiti verso banche	(84,7)	(114,4)
Debiti per *leasing* immobiliare	(3,2)	(3,2)
Private placement, quota a breve termine	(8,6)	(8,4)
Altri crediti e debiti finanziari	(4,0)	(7,6)
Posizione finanziaria netta a breve termine	**57,3**	**66,3**
Debiti verso banche	(1,7)	(1,8)
Debiti per *leasing* immobiliare	(10,5)	(12,9)
Private placement e prestito obbligazionario, quota a medio – lungo termime	(338,7)	(338,8)
Altri crediti e debiti finanziari	3,8	(1,0)
Posizione finanziaria netta a medio – lungo termine	**(347,0)**	**(354,4)**
Posizione finanziaria relativa alle attività d'esercizio	**(289,7)**	**(288,1)**
Debiti per esercizio *put option* Cabo Wabo	(20,5)	–
Posizione finanziaria netta	**(310,2)**	**(288,1)**

Non si segnalano significative variazioni nella composizione della situazione finanziaria tra breve e medio-lungo termine.

Relativamente al *private placement* e al prestito obbligazionario, si segnala che il Gruppo aveva posto in essere con Lehman Brothers delle coperture sui rischi tassi di interesse relativi a tali strumenti di debito.

Come già commentato in precedenza, a seguito del *default* di Lehman Brothers e del conseguente esercizio del diritto di *early termination* da parte del Gruppo, un valore corrispondente al *fair value* di tali strumenti al 15 settembre 2008 (data del *default*) è stato iscritto tra i crediti finanziari.

Alla data della presente relazione, tale valore è stato altresì adeguato al suo presunto valore di realizzo, pari al 30% del valore nominale, con effetto a conto economico; tale valore residuo al 30 settembre 2008 è classificato tra i crediti finanziari non correnti.

La posizione finanziaria netta del Gruppo al 30 settembre 2008 include inoltre l'iscrizione di un debito di €20,5 milioni relativo al possibile futuro esercizio di *put option* da parte degli azionisti di minoranza di Cabo Wabo, LLC e Red Fire Mexico, S. de R.L. de C.V.

Le opzioni *put / call* sul 20% di Cabo Wabo, LLC e Red Fire Mexico, S. de R.L. de C.V. potranno essere esercitate in due *tranche*, rispettivamente, del 15% nel 2012 e del 5% nel 2015.

Il valore di esercizio delle opzioni è stimato in base ai profitti attesi, ai quali sono stati applicati i multipli contrattualmente stabiliti.

Capitale circolante operativo

Il capitale circolante operativo al 30 settembre 2008 è pari a €257,0 milioni ed evidenzia una riduzione di €33,4 milioni rispetto al 31 dicembre 2007.

Tale variazione è correlata anche a effetti stagionali che, tra le due date poste a confronto, comportano un valore inferiore di crediti commerciali, compensato in parte da un aumento degli *stock* e, in misura minore, da una diminuzione dei debiti verso fornitori.

Nella tabella seguente i dati al 30 settembre 2008 vengono raffrontati con quelli al 31 dicembre 2007 e con quelli del periodo corrispondente dello scorso esercizio; inoltre per ogni periodo si riporta l'incidenza del capitale circolante operativo sulle vendite dei 12 mesi mobili precedenti.

	30 settembre 2008 € milioni	31 dicembre 2007 € milioni	Variazione € milioni	30 settembre 2007 € milioni	Variazione € milioni
Crediti verso clienti	205.9	280,0	(74,1)	169,3	36.6
Rimanenze	200.2	166,9	33.3	211,4	(11,1)
Debiti verso fornitori	(149,2)	(156,6)	7,3	(154,8)	5,6
Capitale circolante operativo	**257,0**	**290,4**	**(33,4)**	**225,8**	**31,1**
Vendite 12 mesi mobili	962.5	957,5	5,0	950,1	12,3
Incidenza capitale circolante operativo su vendite 12 mesi mobili (%)	26,7	30,3		23,8	

Rapportato alle vendite nette degli ultimi 12 mesi, il capitale circolante operativo al 30 settembre 2008 ha un'incidenza del 26,7%, inferiore a quella di inizio periodo, pari al 30,3%.

Per quanto concerne invece il confronto con il pari periodo del 2007, il capitale circolante operativo al 30 settembre 2008 aumenta di €31,1 milioni, con un aumento dell'incidenza sulle vendite che passa dal 23,8% a 26,7%.

Tale incremento è da imputarsi in parte a una crescita più sostenuta delle vendite nel terzo trimestre dell'anno, mentre nel 2007 tale trimestre aveva subito la dinamica opposta, con una crescita molto più contenuta rispetto al primo semestre dell'anno.

Ciò ha determinato una massa di crediti verso clienti proporzionalmente più alta al 30 settembre 2008.

Inoltre, l'aumento dei crediti è da imputarsi anche alla crisi di liquidità che ha investito il sistema finanziario e ha portato a un rallentamento dei tempi di incasso di alcuni clienti.

Pertanto, si stima che sul fine anno il *ratio* capitale circolante operativo / vendite potrebbe essere penalizzato rispetto al *normal business environment*.

ADEGUAMENTO AGLI OBBLIGHI POSTI DALL'ARTICOLO 36 REGOLAMENTO MERCATI

In applicazione a quanto previsto dagli articoli 36 e seguenti del Regolamento Mercati, che disciplina le condizioni per la quotazione di azioni di società controllanti società costituite e regolate dalla legge di Stati non appartenenti all'Unione Europea, si ricorda che Davide Campari-Milano S.p.A. ha predisposto e

trasmesso a Consob il relativo piano di adeguamento riportandone gli elementi essenziali nella Relazione finanziaria semestrale al 30 giugno 2008.

In considerazione dell'adempimento degli obblighi previsti nel piano, sussistono le condizioni di cui all'articolo 36, 1° comma, lettere a), b) e c), del predetto Regolamento Mercati.

EVENTI SUCCESSIVI ALLA CHIUSURA DEL PERIODO

Joint venture in India

Il 31 ottobre 2008 è stato formalizzato l'accordo che prevede la creazione di una *joint venture* in India tra il Gruppo Campari, che avrà una quota di minoranza del 26%, e il gruppo Jubilant, una conglomerata indiana operante in vari *business*.

La nuova società, che sarà operativa dal 1 gennaio 2009, scaturisce dall'acquisizione di un distributore locale, assumerà la denominazione di Focus Brands Trading India Ltd. e distribuirà i *brand* importati del Gruppo Campari e il *brand* Old Smuggler, marchio con il quale localmente vengono prodotti su licenza sia uno *Scotch whisky* che un *rum* e un *gin*.

Accordo per la produzione e vendita di Cointreau in Brasile

Nel corso del mese di ottobre, è stato finalizzato un accordo con il gruppo francese Remy Cointreau per la produzione e la distribuzione del liquore Cointreau sul mercato brasiliano a partire dal 1 gennaio 2009.

L'accordo ha una durata di tre anni, eventualmente rinnovabile tra le parti per altri due.

Acquisizione di Destiladora San Nicolas

Il Gruppo Campari ha siglato un accordo per l'acquisizione del 100% di Destiladora San Nicolas, S.A. de C.V., le cui attività includono una distilleria, i *brand* di *tequila* Espolón e San Nicolas, degli *stock* di *tequila* e una struttura distributiva per il mercato messicano.

Il prezzo dell'acquisizione per il 100% del capitale è US$ 17,5 milioni (€13,7 milioni al tasso di cambio corrente), oltre a US$ 10 milioni (€7,8 milioni al tasso di cambio corrente) di accollo debito finanziario; infine, è previsto un *earn out* basato sui volumi di vendita incrementali.

Il valore totale dell'operazione corrisponde a un multiplo di circa 10 volte l'EBITDA atteso nel 2009, dopo le sinergie.

Il *closing* dell'operazione è previsto entro fine anno e il corrispettivo sarà pagato in contanti.

Il portafoglio prodotti, con un volume totale di circa 50.000 casse da 9 litri, distribuite principalmente in Messico, è composto dalle marche di *tequila* Espolón, marca che ha conseguito diversi premi, che include Espolón Blanco, Espolón Reposado ed Espolón Añejo, e Tequila San Nicolás, che include San Nicolás Joven e San Nicolás Blanco.

Espolón che è prodotta secondo un processo naturale al 100%, nel pieno rispetto di rigorosi *standard* qualitativi che permettono di ottenere una *tequila* tra le più pure e delicate, gode di una forte reputazione e nel 2006 ha vinto il *Gold Award* presso la *World Spirits Competition* a San Francisco.

Avviata nel 1998, Destiladora San Nicolas combina un contesto culturale del Messico tradizionale con tecnologie produttive moderne e avanzate.

Destiladora San Nicolas è un'acquisizione strategica in quanto consente al Gruppo Campari di ottenere un accesso diretto al mercato messicano, tramite una struttura produttiva e distributiva consolidata e di rafforzare così la propria presenza in un mercato in crescita per i *premium spirit*.

EVOLUZIONE PREVEDIBILE DELLA GESTIONE

I risultati conseguiti nei primi nove mesi dell'anno sono da valutare con estrema soddisfazione, soprattutto ove si considerino i fattori contingenti che hanno pesato negativamente – e in misura rilevante – sull'andamento del *business*.

Segnatamente, occorre ricordare:

- l'interruzione della distribuzione di un *brand* importante e in crescita (1800 *tequila*) in una categoria di grande rilevanza negli Stati Uniti;
- le naturali difficoltà relative all'integrazione nelle strutture del Gruppo delle marche acquisite;
- il consistente indebolimento del Dollaro USA e il conseguente effetto cambio negativo;
- la brusca crescita del prezzo del petrolio e le relative ripercussioni sul prezzo di importanti materie prime, in particolare il vetro, nonché sui costi di trasporto.

Ciò detto, guardando avanti, l'inaspettato aggravarsi della crisi del sistema finanziario globale, culminato a settembre con il *default* di una delle più importanti *investment bank* del mondo, ha mutato lo scenario economico complessivo.

Il tentativo dei governi e delle banche centrali di arginare la crisi di fiducia e di liquidità innescatasi, per quanto efficace, non impedirà nel breve termine la materializzazione di uno scenario recessivo nelle principali economie mondiali.

È pertanto ragionevole pensare, anche sulla base delle evidenze passate, che la recessione avrà comunque un effetto relativamente contenuto sui consumi complessivi dell'industria, e ciò anche nei paesi più esposti alla crisi.

Al contrario lo *shock* di liquidità potrà avere un effetto negativo, auspicabilmente di breve durata, sulla capacità dei clienti di mantenere livelli di *stock* anche solo adeguati, di rispettare i termini di pagamento concordati e, in taluni casi, di superare l'attuale fase di crisi.

Per quanto concerne il Gruppo, si prevede un quarto trimestre dell'anno più debole del previsto, in virtù della riduzione del livello di scorte da parte di grossisti e distributori innescata dalla crisi di liquidità, nonché un aumento del capitale circolante netto, a seguito dell'inevitabile allungarsi dei tempi medi di incasso dei crediti.

Tuttavia, come spesso ribadito nella presente relazione, lo stato di salute dei *brand* principali del Gruppo è buono e, conseguentemente, si ritiene che i rischi sopra enunciati possano probabilmente ridurre ma sicuramente non stravolgere le previsioni di crescita organica dei risultati per l'intero esercizio, formulate a inizio anno.

Per quanto concerne gli impatti che la precaria situazione dei mercati finanziari potrà avere sull'attività di crescita per linee esterne, è ragionevole prevedere, in primo luogo che la capacità di raccolta di capitali di debito del Gruppo, stante la sua solidità economica patrimoniale e finanziaria, non risulterà in alcun modo intaccata e, in secondo luogo, che le opportunità di investimento saranno destinate a crescere nel tempo e che i multipli attesi sulle transazioni saranno destinati a scendere.

Milano, 11 novembre 2008

Il Presidente del Consiglio di Amministrazione
Luca Garavoglia

Il dirigente preposto alla redazione dei documenti contabili e societari Paolo Marchesini, dichiara ai sensi del comma 2, articolo 154 bis, del Testo Unico della Finanza che l'informativa contabile contenuta nel presente Resoconto intermedio sulla gestione corrisponde alle risultanze documentali, ai libri ed alle scritture contabili.

Paolo Marchesini
Chief Financial Officer

INTERIM REPORT FOR THE PERIOD ENDING

30 SEPTEMBER 2008



INTERIM REPORT
FOR THE PERIOD ENDING
30 SEPTEMER 2008



CONTENTS

5 **Highlights**
7 **Corporate officers**
9 **Interim report on operations**
9 Significant events in the period
11 Sales performance
18 Sales performance in the third quarter of 2008
20 Income statement
24 Income statement for the third quarter of 2008
26 Financial situation
27 Amendments made in compliance with article 36 of the Market Regulations
27 Events taking place after the end of the period
28 Outlook

HIGHLIGHTS

FIRST NINE MONTHS OF 2008

	30 September 2008 € million	30 September 2007 € million	% change	% change at constant exchange rates
Net sales	**649.6**	**644.6**	**0.8**	**3.0**
Contribution margin	237.5	229.7	3.4	5.7
EBITDA before one-offs	147.0	144.6	1.6	4.1
EBITDA	**147.9**	**143.4**	**3.2**	**5.6**
EBIT before one-offs	132.6	130.1	1.9	4.5
EBIT	**133.5**	**128.8**	**3.6**	**6.2**
EBIT margin % (EBIT / net sales)	20.6%	20.0%		
Group profit before tax	**116.5**	**115.5**	**0.9**	**2.9**

	30 September 2008 € million	31 September 2007 € million
Net debt	310.2	288.1

THIRD QUARTER OF 2008

	Third quarter of 2008 € million	Third quarter of 2007 € million	% change	% change at constant exchange rates
Net sales	**218.4**	**204.0**	**7.0**	**8.7**
Contribution margin	75.2	70.1	7.3	8.8
EBITDA before one-offs	46.6	42.2	10.4	11.6
EBITDA	**45.9**	**42.6**	**7.8**	**9.0**
EBIT before one-offs	41.8	37.3	11.9	13.1
EBIT	**41.1**	**37.7**	**8.9**	**10.1**
EBIT margin % (EBIT / net sales)	18.8%	18.5%		
Group profit before tax	**32.9**	**32.9**	**0.2**	**–0.1**

CORPORATE OFFICERS

BOARD OF DIRECTORS (1)

Luca Garavoglia
Chairman

Robert Kunze-Concewitz
Managing Director and Chief Executive Officer

Paolo Marchesini
Managing Director and Chief Executive Officer

Stefano Saccardi
Managing Director and Officer Legal Affairs and Business Development

Eugenio Barcellona
Director and member of the Remuneration and Appointments Committee

Enrico Corradi
Director, member of the Remuneration and Appointments Committee and member of the Audit Committee

Cesare Ferrero
Director and member of the Audit Committee

Marco P. Perelli-Cippo
Director and member of the Audit Committee

Renato Ruggiero
Director and member of the Remuneration and Appointments Committee

BOARD OF STATUTORY AUDITORS (2)

Antonio Ortolani
Chairman

Alberto Lazzarini
Statutory Auditor

Giuseppe Pajardi
Statutory Auditor

Alberto Giarrizzo Garofalo
Deputy Auditor

GianPaolo Porcu
Deputy Auditor

Paolo Proserpio
Deputy Auditor

INDEPENDENT AUDITORS (3)

Reconta Ernst & Young S.p.A.

(1) The nine-member Board of Directors was appointed by the shareholders' meeting of 24 April 2007 and will serve for the three-year period 2007-2009. Luca Garavoglia was confirmed as Chairman and granted powers in accordance with the law and the company's articles of association.
The shareholders' meeting of 29 April 2008 ratified the appointment of Robert Kunze-Concewitz as Director on 8 May 2007.
At the same meeting on 8 May 2007, the Board of Directors vested Managing Directors Paolo Marchesini and Stefano Saccardi with the following powers for three years until approval of the 2009 accounts:

- with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function;
- with joint signature: powers of representation and management for specific types of function, within the value or time limits deemed to fall outside ordinary activities.

On 14 May 2008 the Board of Directors confirmed Robert Kunze-Concewitz in the post of Managing Director with the same powers as those granted on 23 July 2007 and those granted to Paolo Marchesini and Stefano Saccardi.

(2) The Board of Statutory Auditors was appointed by the shareholders' meeting of 24 April 2007 and will remain in office until the approval of the 2009 accounts.

(3) Appointed by the shareholders' meeting of 24 April 2007, which confirmed that Reconta Ernst & Young S.p.A. would audit the 2007, 2008 and 2009 accounts.

SIGNIFICANT EVENTS IN THE PERIOD

Termination of the distribution agreement for 1800 tequila and Gran Centenario

As previously announced, distribution by the Campari Group under licence of 1800 tequila and Gran Centenario in the US ended on 31 December 2007.

In future, distribution will be managed by the brands' owner, José Cuervo, via a wholly-owned subsidiary.

Acquisition of Cabo Wabo

In accordance with the agreement signed in May 2007, the acquisition of Cabo Wabo was completed on 2 January 2008.

The acquisition cost was US$ 80.8 million, equivalent to 11.9 times 2007 EBITDA (€57.0 million including legal and other expenses).

The Group will have the opportunity to acquire the remaining 20% of Cabo Wabo in two tranches of 15% and 5% through call / put options that can be exercised in 2012 and 2015 respectively.

Cabo Wabo, an important ultra premium tequila brand with a reputation for extremely high quality, has won several awards. The product range includes Cabo Wabo añejo, Cabo Wabo blanco, Cabo Wabo reposado and the ultra luxury brand, Cabo Uno, which is barrel-aged for three years.

With sales of around 70,000 nine-litre cases, primarily in the US, Cabo Wabo is one of the fastest-growing brands on the US spirits market.

Distribution of Scotch whisky Morrison Bowmore and Flor de Caña rum in the US market

After signing two new distribution agreements, on 1 January 2008 Skyy Spirits, LLC became the sole importer and distributor for the US market of the Scotch whiskies produced by Morrison Bowmore Distilleries (a subsidiary of Japanese group Suntory) and Flor de Caña rum, a brand owned by the Compañia Licorera de Nicaragua and the biggest selling rum in Central America.

The Morrison Bowmore agreement relates to the single malt brands Bowmore (Islay), Auchentoshan (Lowland) and Glen Garioch (Highland), while the agreement with Compañia Licorera de Nicaragua covers the full range of Flor de Caña rums, including the Slow-Aged Collection and Centenario Collection.

The addition of these super premium brands further strengthens the spirits portfolio of Skyy Spirits, LLC in rum and Scotch whiskies, two key segments of the US market.

Rum is the second-biggest selling spirit in the US after vodka, and sales of the drink are growing strongly.

Sale of a building in Cinisello Balsamo

On 27 February, Davide Campari-Milano S.p.A. completed the sale of an industrial building, used as a warehouse for finished products, in Cinisello Balsamo (province of Milan).

With the closure of the factory in Sesto San Giovanni and the transfer of production to Novi Ligure, the Cinisello Balsamo warehouse, near the old factory, was no longer needed.

The building was therefore sold for €6.7 million, producing a capital gain of €6.1 million.

Launch of SKYY Infusions

On 10 March, Skyy Spirits, LLC announced the launch of SKYY Infusions, a new range of highly innovative products in the flavoured vodka category.

SKYY Infusions is an all-natural product made from SKYY vodka and fruit essences, blended using an exclusive patented infusion process. There are five flavours in the range: lemon, raspberry, cherry, passion fruit and grape.

Prior to the launch, the product underwent quality testing at the Beverage Testing Institute (BTI) in Chicago, and each of the five flavours outperformed all of the other flavoured vodkas in the same category.

The presentation of the product took place in March and distribution began in April.

The SKYY Infusions range is packaged using the new SKYY Vodka bottle: a taller, sleeker bottle, but still in the characteristic cobalt blue colour.

New distribution agreement in Spain

On 1 April 2008, responsibility for the distribution of the Campari Group's core products in Spain was given to Zadibe, part of the Diego Zamora group, a leading international producer and distributor of wines and spirits.

This date also marked the end of the agreement with the previous distributor, Summa S.L., a joint venture set up with the Gonzalez Byass group.

The Group subsequently formalised the sale of its 30% of Summa S.L. to Gonzalez Byass on 14 April 2008.

Winding-up of Campari Teoranta and Lacedaemon B.V.

On 2 April 2008 the Group launched procedures for the winding-up of Campari Teoranta, a Dublin-based holding and services company, as part of the ongoing programme of streamlining the Group's structure.

Procedures have also been initiated for the winding-up of Lacedaemon B.V., a holding company based in Amsterdam.

Ordinary shareholders' meeting of the Parent Company

On 29 April 2008 the shareholders' meeting of Davide Campari-Milano S.p.A. approved the accounts for the year ending 31 December 2007 and agreed the payment of a dividend of € 0.11 per share (excluding own shares), an increase of 10% compared with last year.

The meeting also voted to authorise the Board of Directors to purchase and/or sell own shares, mainly for the purpose of servicing the stock option plans.

Purchase of own shares

In the first nine months of the year, 272,000 own shares were acquired at the average price of €5.28 per share.

At 30 September 2008, the Parent Company held 1,316,454 own shares, equivalent to 0.5% of the share capital.

A further 438,293 own shares were acquired at an average price of €5.17 per share after the date of this report.

Launch of illyquore

On 10 June, the launch was announced of illyquore, a new coffee liqueur produced in conjunction with coffee company illycaffè.

The new liqueur is based on an innovative recipe, made using illy's 100% arabica coffee and without any artificial flavours or colouring.

It will be distributed by the Campari Group in Italy from July 2008, and in other countries from the beginning of 2009.

New plant in Brazil

The project to build a new plant in Pernambuco, northern Brazil, was launched during the period.

The new production facility, which will cover an area of around 70,000 square metres, including some 20,000 square metres of cellars, bottling areas and warehouses, will significantly increase local production capacity, in keeping with the Group's ambitious plans for expansion in Brazil and South America generally.

The new plant will join the main Sorocaba production facility, in the state of São Paulo, while the Jaboatão facility, also in Pernambuco, will cease operations when the new plant comes on stream, which should be in the second half of 2009.

Collapse of Lehman Brothers

On 15 September 2008, the investment bank Lehman Brothers filed for bankruptcy protection.

As the Campari Group had entered into a number of interest rate hedging agreements in respect of its bonds and private placement with this bank, it exercised the early termination option provided for in the agreements in the event of counterparty default.

The derivative instruments concerned were therefore recorded under medium/long-term financial receivables at their fair value on 15 September 2008, adjusted to their estimated realisable value, calculated as 30% of the nominal value of the receivables.

The overall effect on the results at 30 September 2008 was a net financial charge of €3.3 million.

SALES PERFORMANCE

Overall performance

The Group's net sales for the first nine months of the year increased by 5.8% year-on-year to €649.6 million on a same-structure basis and at constant exchange rates.

However, taking into account the negative impact of the external growth component (–2.8%) and of unfavourable exchange rate movements (–2.2%), which significantly eroded organic growth during the period, nine-month sales growth was positive overall, but modest, at 0.8%.

	€ million	% change vs. first nine months of 2007
net sales 1 January - 30 September 2008	649.6	
net sales 1 January - 30 September 2007	644.6	
Total change	**5.0**	**0.8%**
of which:		
organic growth	37.4	5.8%
external growth	–18.1	–2.8%
exchange rate effect	–14.3	–2.2%
Total change	**5.0**	**0.8%**

In light of the highly turbulent macroeconomic environment, organic sales growth of 5.8% for the first nine months of the year can be considered more than satisfactory, thanks to a very good performance from almost all the Group's main brands.

In particular, we would highlight the double-digit growth of Campari, Aperol, SKYY Vodka, Cinzano and the Brazilian brands, the steady growth of Crodino, and the fact that only CampariSoda – of all the main brands – produced a negative result for the period.

External growth showed a negative balance of €18.1 million in the first nine months of 2008, a decline of 2.8% compared with the same period last year.

The termination of the distribution agreement for 1800 tequila in the US reduced sales by €39.4 million, and was only partly offset by the positive contribution of €18.0 million from brands relating to the new

acquisitions Cabo Wabo and X-Rated, and the €3.4 million resulting from new distribution agreements for Morrison Bowmore and Flor de Caña.

As regards the new acquisitions, the performance of X-Rated Fusion Liqueur was very good and in line with growth targets for the brand, while Cabo Wabo sales were slightly below expectations for the first nine months of the year, as distribution began only recently and the on-trade market – in which ultra premium brands have a strong presence – was particularly tough.

Sales for the first nine months of 2008: breakdown of external growth	€ million
X-Rated brands	6.6
Cabo Wabo	11.3
Sub-total: Group brands	**18.0**
Termination of distribution of 1800 tequila in the US	–39.4
Third-party brands (Morrison Bowmore and Flor de Caña in the US)	3.4
Sub-total: third-party brands	**–36.0**
Total external growth	**–18.1**

Exchange rates also had a negative impact in the first nine months of the year, of 2.2%, although this was a slight improvement on the figure for the first half of 2008.

Compared with the first nine months of 2007, the US dollar fell sharply versus the euro (–11.7%), as did two other key currencies for the Group, sterling and the Argentine peso.

Conversely, the Brazilian real and Swiss franc rose by 5.0% and 1.8% respectively against the euro, compared with the first nine months of 2007.

The table below shows the average exchange rates for the currencies of greatest importance to the Group in the two periods under review.

Average exchange rates for the period 1 January - 30 September	2008	2007	% change
US$ x 1 €	1.522	1.344	
€ x 1 US$	0.657	0.744	–11.7%
BRL x 1 €	2.562	2.690	
€ 1 BRL	0.390	0.372	5.0%
CHF x 1 €	1.608	1.637	
€ x 1 CHF	0.622	0.611	1.8%
GBP x 1 €	0.782	0.677	
€ x 1000 GBP	1.279	1.478	–13.5%
CNY x 1€	10.630	10.301	
€ x 1000 CNY	0.094	0.097	–3.1%
ARS x 1 €	4.727	4.175	
€ x 1000 ARS	0.212	0.240	–11.7%

In relation to the negative balance of external growth of €18.1 million, a decline of 2.8%, it is worth pointing out that this figure includes a negative exchange rate effect of –0.4% (equivalent to €2.8 million), attributable to the fact that last year's sales of 1800 tequila were converted at the average exchange rate for 2007, while the sales relating to the new acquisitions – which are mainly recorded in the US – have been converted using the average exchange rate for the first nine months of 2008.

Sales by region

Sales in the first nine months of 2008 were particularly positive in Europe (+10.0%), but fell in the Americas (–6.0%), although this decline was entirely attributable to negative external growth and a significant exchange rate effect; growth for Italy and the "rest of the world and duty free" segment was 1.3% in each case.

	1 January - 30 September 2008		1 January - 30 September 2007		% change
	€ million	%	€ million	%	2008/2007
Italy	271.3	41.8%	267.8	41.5%	1.3%
Europe	148.7	22.9%	135.2	21.0%	10.0%
Americas	196.8	30.3%	209.2	32.5%	–6.0%
Rest of the world and duty free	32.8	5.1%	32.4	5.0%	1.3%
Total	**649.6**	**100.0%**	**644.6**	**100.0%**	**0.8%**

The table below shows the breakdown of the overall change in each region by organic growth, external growth and the exchange rate effect.

Note that organic growth for the Americas, before the effects of exchange rates and external growth, was 8.8%.

	% change			
Breakdown of % change	total	total organic growth	external growth	exchange rate effect
Italy	1.3%	1.3%	0.0%	0.0%
Europe	10.0%	10.7%	0.0%	–0.7%
Americas	–6.0%	8.8%	–8.8%	–6.0%
Rest of the world and duty free	1.3%	3.2%	0.5%	–2.4%
Total	**0.8%**	**5.8%**	**–2.8%**	**–2.2%**

In **Italy**, sales in the period rose by 1.3% overall to €271.3 million, equivalent to 41.8% of total sales (almost unchanged from last year's figure of 41.5%).

Among the main brands, Aperol, Crodino – and to a lesser extent, Campari – performed well, while sales of CampariSoda declined.

Sales of wine brands were broadly stable compared to last year, while soft drinks and mineral waters suffered a substantial decline due to unfavourable weather conditions in the months of peak sales.

Sales in **Europe** increased by 10.0% overall (10.7% at constant exchange rates) versus the first nine months of 2007, to €148.7 million.

The trend was positive in all the main European countries, and there was an exceptionally good performance from Cinzano in Russia.

In Germany, the Group's biggest market in the region, sales were higher than in the first nine months of last year, though growth was modest.

The negative impact of the price increase introduced in July last year for the Campari brand moderated somewhat in the third quarter of 2008.

In the **Americas**, sales for the period were €196.8 million (30.3% of the total).

This represented a 6.0% decline overall, as organic growth of 8.8% was more than offset by negative external growth (–8.8%) and exchange rate effects (–6.0%).

The two tables below provide further detail on sales in this region, with separate figures for the US and Brazil – the two most important countries – and other countries.

	1 January - 30 September 2008		1 January - 30 September 2007		% change
	€ million	%	€ million	%	2008/2007
US	131.4	66.8%	157.0	75.1%	–16.3%
Brazil	53.3	27.1%	42.1	20.1%	26.5%
Other countries	12.1	6.1%	10.1	4.8%	19.9%
Total	**196.8**	**100.0%**	**209.2**	**100.0%**	**–6.0%**

	% change			
Breakdown of % change	Total	Organic growth	External growth	Exchange rate effect
US	–16.3%	4.8%	–12.1%	–9.0%
Brazil	26.5%	20.5%	0.0%	6.0%
Other countries	19.9%	23.0%	6.5%	–9.6%
Total	**–6.0%**	**8.8%**	**–8.8%**	**–6.0%**

In the **US**, which represents two-thirds of sales in the Americas, organic growth in the period was 4.8%, thanks to the positive performance of SKYY Vodka, and in particular, SKYY Infusions, the new flavoured vodka range launched on the market in April.

At the same time, however, the negative impact of US dollar depreciation (–9.0%) and external growth (–12.1%) led to an overall contraction in sales of 16.3%.

As regards external growth, the termination of distribution of 1800 tequila was only partly offset by sales of new Group brands (X-Rated and Cabo Wabo) and of third-party brands distributed from the beginning of the year (Morrison Bowmore and Flor de Caña).

In **Brazil**, the sales trend in the first half of the year was comprehensively reversed in the third quarter, taking year-on-year organic growth for the nine months to 20.5%.

The main brands, i.e. Campari, Old Eight, Drury's and Dreher are doing very well, as confirmed by positive consumption growth data.

However, we should point out that sales benefited in the third quarter of the year from the announcement of an increase in excise duties (IPI) scheduled for introduction on 1 October 2008.

This increase, implemented with a presidential decree dated 2 October 2008, was subsequently postponed until 1 January 2009.

In addition, on 1 February 2008 a substantial increase in VAT (ICMS) was implemented in the state of São Paulo, where the Group has a particularly strong position; this had a negative impact on sales of low-price brands, such as Dreher and Cynar.

Moreover, the rise in value of the Brazilian real against the euro had a positive exchange rate effect of 6.0%, taking the overall rate of sales growth in Brazil to 26.5% in the first nine months of 2008.

Sales in the **other countries in the Americas** were extremely positive, posting organic growth of 23.0%, attributable mainly to Argentina, Canada and Mexico.

Sales in the **rest of the world and duty free** segment rose by 1.3% during the period (+3.2% at constant exchange rates and on a same-structure basis).

The sales trend continues to be positive for the duty free channel (which represents more than 40% of the segment's sales), while in terms of the most important countries, Japan posted good growth, while Australia recorded a temporary slowdown.

Sales by business area

In the first nine months of the year, all business areas recorded organic sales growth on a same–structure basis and at constant exchange rates; however, spirits registered a decline overall (–1.1%), entirely due to negative external growth and exchange rate effects.

The first of the two tables below shows growth in sales by business area, while the second breaks down the overall change in each segment by organic growth, external growth and the effect of exchange rate movements.

	1 January - 30 September 2008		1 January - 30 September 2007		% change
	€ million	%	€ million	%	2008/2007
Spirit	452.0	69.6%	456.8	70.9%	–1.1%
Wines	99.9	15.4%	92.3	14.3%	8.2%
Soft drinks	84.9	13.1%	83.2	12.9%	2.0%
Other sales	12.9	2.0%	12.3	1.9%	4.7%
Total	**649.6**	**100.0%**	**644.6**	**100.0%**	**0.8%**

	% change			
Breakdown of % change	Total	Organic growth	External growth	Exchange rate effect
Spirits	–1.1%	5.7%	–4.0%	–2.8%
Wines	8.2%	8.8%	0.0%	–0.6%
Soft drinks	2.0%	2.0%	0.0%	0.0%
Other sales	4.7%	12.1%	0.0%	–7.4%
Total	**0.8%**	**5.8%**	**-2.8%**	**-2.2%**

Spirits

Sales of spirits in the first nine months of 2008 came to €452.0 million, and accounted for 69.6% of total sales.

Despite organic growth for this segment of 5.7%, the negative effect of external growth (–4.0%) and unfavourable exchange rate movements (–2.8%) resulted in a decline of 1.1% overall.

Notable among the main brands was a 10.2% increase at constant exchange rates (9.9% at actual exchange rates) in sales of **Campari**.

This highly positive performance was achieved on the back of good results in Italy, the main European markets and Japan; however, note that the nine-month results also benefited from strong growth in Brazil, where the announcement of a forthcoming increase in excise duties caused customers to bring forward their orders.

The overall growth trend amply offset the decline in sales of Campari on the German market, where volumes are still suffering as a result of the substantial price increase introduced in the second half of last year.

Sales of the **SKYY** brand (SKYY Vodka and the flavoured range) advanced by 11.0% at constant exchange rates (–0.8%% at actual exchange rates).

On the US market, which accounts for 85% of total sales, volumes were boosted by the success of the launch of the new SKYY Infusions range, while SKYY Vodka posted double-digit growth in export sales: Italy, Germany, Canada and the duty free channel are the main markets for the brand, and continue to deliver strong growth.

Sales of **CampariSoda**, which are almost entirely concentrated on the Italian market, were down by 6.8% year-on-year in the first nine months of 2008; this decline was attributable partly to a change in the scheduling of promotional activities, and partly to a slight drop in consumption.

Aperol continues to perform very well, with sales up 19.3% in the period, driven by a double-digit advance in Italy (80% of the total) and growth in other European markets, especially Germany and Austria, where results outstripped expectations.

Sales of **Aperol Soda** in the first nine months of the year fell by 5.7% compared to the same period of 2007.

Sales of Group **brands in Brazil** grew by 15.3% in local currency, or 21.1% at actual exchange rates, thanks to the rise in value of the real.

The various tax measures relating to these products pushed up sales of the Brazilian brands.

In particular, Old Eight and Drury's posted strong growth as customers brought their orders forward in anticipation of the rise in excise duties (IPI), which was subsequently postponed, while the sales of Dreher fell slightly after VAT (ICMS) was increased in the state of São Paulo on 1 February 2008.

Combined sales of **Glen Grant** and **Old Smuggler** were almost flat at constant exchange rates but declined by 2.5% at actual exchange rates because of a fall in value of the Argentine peso, which had a negative impact on Old Smuggler sales.

Glen Grant sales were flat overall, despite a marked fall on the important Italian market, where whisky sales are falling rapidly; however, the brand increased its market share in Italy.

By contrast, its sales on other markets, which represent about 50% of the total, grew steadily.

Sales of Old Smuggler increased in Argentina, where the Group has managed the brand directly since last year, but fell in the US, where it no longer sells the product directly, as it has assigned the bottling and distribution rights to a third party, which obtains the liquid product from Scotland.

Sales of **Ouzo 12** increased by 3.7% at constant exchange rates (2.9% at actual exchange rates): a slight decline in Germany, the main market for this brand, was more than offset by a good performance in Greece, the brand's second biggest market.

Nine-month sales of **Cynar** fell by 3.9% at constant exchange rates, and 2.9% at actual rates.

The good result recorded in Italy, where a new advertising campaign seems to be revitalising the brand, did not fully offset the deterioration on the Brazilian market, where – as in the case of Dreher – sales of the product have been hit by a rise in VAT (ICMS).

Sales of Mirto di Sardegna and other **Zedda Piras** liqueurs, which are mainly recorded in Italy, were down 9.3% following a fall in tourism, which affected volumes in Sardinia.

As regards the main **third-party brands**, in the first nine-months of the year:

- sales of Jack Daniel's and Jägermeister were down by 1.0% and 0.7% respectively (both brands are distributed in Italy);
- Scotch whisky sales fell by 5.0% (–14.5% at actual exchange rates), with the decline largely attributable to Cutty Sark in the US;
- the C&C brands recorded growth of 2.9% (–8.3% at actual exchange rates), while the Suntory brands declined by 9.4% (–19.0% at actual exchange rates), which, in both cases, are mainly distributed in the US;
- Russian Standard vodka posted strong growth in distribution and sales, thanks to good results in Germany and Switzerland, and distribution in Italy since the end of last year.

Wines

In the first nine months of 2008, sales of wines totalled €99.9 million, an increase of 8.2% compared with the same period of last year (15.4% of total Group sales).

External growth had no impact on this segment in the period, the exchange rate effect was moderately negative (–0.6%), and organic growth was 8.8%.

Sales of **Cinzano vermouth** rose by 17.1% at constant exchange rates (15.9% at actual exchange rates), thanks to an excellent performance in Russia, in the other main European markets and in the duty free channel.

Cinzano sparkling wines also sold very well during the period, with growth of 8.0% at constant exchange rates (7.6% at actual exchange rates).

Russia, other Eastern European countries and Japan drove this growth, while sales in the main markets, Germany and Italy, were slightly lower than in the same period of 2007.

However, the nine-month results for this product in Italy are of limited significance, given the high concentration of sales in the last quarter of the year.

In the main wine category, growth in the period was modest for the **Sella & Mosca** (+0.7%) and **Cantina Serafino** (+1.5%) brands, but considerably more robust for **Teruzzi & Puthod** wines (+14.5%), which benefited from new international distribution agreements.

As for the Group's other wine brands, **Mondoro** sparkling wines again delivered very strong growth (+66.3%), partly thanks to orders on the Russian market being brought forward, while sales of **Riccadonna** sparkling wines fell by 13.0% (–14.3% at constant exchange rates).

Soft drinks

In the first nine months of 2008 sales of soft drinks totalled €84.9 million, a 2.0% advance on the same period of 2007.

In this segment (13.1% of total Group sales), sales of Crodino and the traditional soft drinks showed diverging trends.

Crodino continues to post very good performances in Italy, its main market, with sales up by 6.6%, boosted by an increased market share.

Sales of **Lemonsoda, Oransoda and Pelmosoda** and **Crodo** brand soft drinks and **mineral waters**, on the other hand, fell by 5.2% overall after bad weather affected the second-quarter results, although there was a partial recovery in consumption in an unseasonably warm September.

However, for Lemonsoda, Oransoda and Pelmosoda, the decline was just –1.1% compared to the same period of last year.

Other sales

In the first nine-months of 2008, other sales, which include sales of raw materials, semi-finished and finished goods to third parties, grew by 4.7% to €12.9 million (2% of Group sales).

At constant exchange rates, the increase was 12.1%, but depreciation of the Group's main currencies, especially sterling, had a negative impact of 7.4% (a large proportion of this segment's sales relates to malt distillate sold to the Pernod Ricard group).

Also notable in the period was an increase in sales of Old Smuggler in liquid form under bottling and distribution agreements with third parties in the US.

SALES PERFORMANCE IN THE THIRD QUARTER OF 2008

Sales in the third quarter of 2008 totalled €218.4 million, an increase of 7.0% compared to 2007.

This was an especially positive result, given that stripping out the negative effects of external growth (–3.1%) and exchange rate movements (–1.7%), organic growth was 11.9%.

	€ million	% change versus third quarter 2007
net sales for the third quarter of 2008	218.4	
net sales for the third quarter of 2007	204.0	
Total change	**14.3**	**7.0%**
of which:		
organic growth	24.2	11.9%
external growth	-6.4	-3.1%
exchange rate effect	-3.5	-1.7%
Total change	**14.3**	**7.0%**

The good performance for the quarter, with double-digit organic growth, was driven by the combined effect of three factors:

- robust and steady growth for brands such as Aperol, SKYY Vodka and Cinzano vermouth;
- orders being brought forward in the Brazilian market ahead of an increase in excise duties on 1 October 2008, whose implementation was postponed;
- a different sales trend in 2008, compared to the previous year.

The table below illustrates this last point, showing that organic sales growth for January - September 2008 was 5.8%, lower than the year-on-year figure recorded the previous year (+8.2%).

Organic sales growth	First six months	Third quarter	Total period January - September
% change 2008 / 2007	3.0%	11.9%	5.8%
% change 2007 / 2006	10.7%	3.4%	8.2%

Looking in more detail at the two periods, it is notable that in 2007, first-half sales growth (+10.7%) was far higher than in the third quarter (+3.4%), while in 2008, partly because of the comparison with 2007 sales, the growth trend was reversed, i.e. lower in the first half of the year (+3.0%) and much higher in the third quarter (+11.9%).

Sales by region

Overall third-quarter growth of 7.0% was driven by Europe and the Americas, while sales fell in Italy and the rest of the world and duty free segment.

	Third quarter of 2008		Third quarter of 2007		% change
	€ million	%	€ million	%	2008/2007
Italy	73.2	33.5%	75.2	36.8%	-2.6%
Europe	58.0	26.6%	48.7	23.9%	19.1%
Americas	75.1	34.4%	65.9	32.3%	14.0%
Rest of the world and duty free	12.0	5.5%	14.3	7.0%	-16.1%
Total	**218.4**	**100.0%**	**204.0**	**100.0%**	**7.0%**

Disregarding the negative effects of external growth and exchange rate movements, the 11.9% figure for organic growth in the third quarter was attributable to double-digit growth in Europe and the Americas, as the table below shows.

Breakdown of % change	% change Total	Organic growth	External growth	Exchange rate effect
Italy	–2.6%	–2.6%	0.0%	0.0%
Europe	19.1%	19.6%	0.0%	–0.5%
Americas	14.0%	28.3%	–9.7%	–4.6%
Rest of the world and duty free	–16.1%	–14.2%	–0.2%	–1.7%
Total	**7.0%**	**11.9%**	**–3.1%**	**–1.7%**

In **Italy**, third-quarter sales were down 2.6%: the good results of Aperol and Crodino were offset by a quarter of contraction for Campari, CampariSoda and Sella & Mosca wines.

Third-quarter sales growth in **Europe**, was 19.1% overall (+19.6% excluding the slightly negative exchange rate effect).

Sales were very good in Russia, other Eastern European markets and Germany.

In the important German market, third-quarter sales saw a trend reversal, registering double-digit growth in comparison with the same period of 2007, which was affected by the substantial rise in the price of Campari.

In the **Americas**, sales were up 14.0% despite the strongly negative effects of external growth (–9.7%) and exchange rates (–4.6%), both of which related solely to the US business.

Stripping out these effects, organic growth for the region was 28.3%.

US sales were very good in the third quarter, with double-digit organic growth, while Brazil put in an exceptional performance, although this was mostly due to the anticipated tax increases (which were eventually postponed).

The **rest of the world and duty free** segment recorded a decline of 16.1% (–14.2% at constant exchange rates and on a same-structure basis), chiefly owing to a change in the timing of orders and sales, mainly in Australia.

Sales by business area

The sales trend for the third quarter of 2008 (+7.0%) was positive for all three business areas – spirits, wines and soft drinks.

	Third quarter of 2008		Third quarter of 2007		% change
	€ million	%	€ million	%	2008/2007
Spirits	147.6	67.6%	138.1	67.7%	6.9%
Wines	39.8	18.2%	35.4	17.4%	12.4%
Soft drinks	26.5	12.1%	25.8	12.7%	2.4%
Other sales	4.5	2.1%	4.7	2.3%	–5.4%
Total	**218.4**	**100.0%**	**204.0**	**100.0%**	**7.0%**

The breakdown of the total change in each segment, for the three components of organic growth, external growth and exchange rate effects, shows double-digit organic growth for spirits and wines.

Breakdown of % change	Total	% change Organic growth	External growth	Exchange rate effect
Spirits	6.9%	13.8%	-4.6%	-2.2%
Wines	12.4%	13.0%	0.0%	-0.5%
Soft drinks	2.4%	2.4%	0.0%	0.0%
Other sales	-5.4%	0.6%	0.0%	-5.9%
Total	**7.0%**	**11.9%**	**-3.1%**	**-1.7%**

Sales of **spirits** rose by 6.9% overall in the third quarter, with negative external growth and exchange rate effects (see comments above) eroding the organic growth figure of 13.8%.

Of the most important brands, the positive trend for SKYY Vodka and Aperol was confirmed in the quarter, with both brands recording double-digit growth, while all the brands sold in Brazil – including both the local (Old Eight, Drury's and Dreher) and international (Cynar and Campari) brands made a significant contribution.

As regards Campari, it is worth pointing out that even excluding the strong growth recorded in Brazil, its sales performance on other markets was very good.

On the other hand, among the Group's brands, sales of CampariSoda were down versus the same period of last year, as were those of Jack Daniel's and the other whiskies distributed by the Group among third-party brands.

Growth in **wines** was 12.4% at actual exchange rates and 13.0% at constant exchange rates, boosted mainly by the excellent result from Cinzano vermouth and Mondoro in Russia.

Soft drinks sales grew by 2.4% in the quarter, largely driven by a good performance from Crodino and a fall in sales of other soft drinks and mineral waters.

The minor **other sales** segment declined by 5.4% during the quarter, which was entirely attributable to the fall in value of sterling, as this had a negative impact on the sales of malt distillate to third parties.

INCOME STATEMENT

New format

In 2008 the Group introduced a new format for its consolidated income statement. The differences in the new format relate to the aggregation of cost categories and the introduction of a new item, the contribution margin.

This revised presentation corresponds to the new income statement format introduced internally for planning and control purposes.

Under the new presentation, distribution costs are now included in cost of goods sold, in order to show the cost of the product at the point of sale.

Consequently, gross profit is shown after distribution costs, and trading profit is replaced by the contribution margin, which is shown before structure costs.

In breaking down results by business area, in future we will refer to the contribution margin and not to trading profit.

This means that costs relating to sales operations are no longer allocated to products or business areas, since such allocations have become increasingly arbitrary given the gradual shift from indirect, commission–based sales structures to direct, salary-based ones.

To provide a like-for-like comparison with the results for the first nine months and third quarter of 2008, the figures for the same periods of 2007 have been reclassified in the new format. For further clarification, last year's figures are shown in the old and new formats in the table below.

Reclassified income statement for the first nine months and third quarter of 2007

previous format	30 September 2007 € million	€ million	new format
Net sales	**644.6**	**644.6**	**Net sales**
Cost of goods sold	(273.7)		
		(297.5)	Cost of goods sold after distribution costs
Gross profit	**370.9**		
		347.1	**Gross profit after distribution costs**
Advertising and promotional costs	(117.4)	(117.4)	Advertising and promotional costs
Sales and distribution costs	(76.9)		
		229.7	**Contribution margin**
Trading profit	**176.7**		
General and administrative expenses	(46.6)		
		(99.6)	Structure costs
EBIT before one-offs	**130.1**	**130.1**	**EBIT before one-offs**
One-offs: income and charges	(1.2)	(1.2)	One-offs: income and charges
EBIT	**128.8**	**128.8**	**EBIT**

previous format	Third quarter of 2007 € million	€ million	new format
Net sales	**204.0**	**204.0**	**Net sales**
Cost of goods sold	(88.7)		
		(96.4)	Cost of goods sold after distribution costs
Gross profit	**115.3**		
		107.7	**Gross profit after distribution costs**
Advertising and promotional costs	(37.5)	(37.5)	Advertising and promotional costs
Sales and distribution costs	(24.8)		
		70.1	**Contribution margin**
Trading profit	**53.0**		
General and administrative expenses	(15.6)		
		(32.8)	Structure costs
EBIT before one-offs	**37.3**	**37.3**	**EBIT before one-offs**
One-offs: income and charges	0.4	0.4	One-offs: income and charges
EBIT	**37.7**	**37.7**	**EBIT**

Comments on changes:

- the item sales and distribution costs is no longer shown under the new format, since:
  - distribution costs, which are mostly variable, are now included in the cost of goods sold, together with the previous components (materials and manufacturing costs) included in this item; these costs totalled €23.8 million in the first nine months of 2007 and €7.6 million in the third quarter of 2007;
  - sales costs (i.e. the costs relating to sales and marketing operations) are now included, together with general and administrative costs, in the new item structure costs;
- the figure for the cost of goods sold is higher in the new format as it includes distribution costs;
- the gross profit figure is lower, since it is now shown after distribution costs;
- trading profit, shown in the previous format, has been replaced by the contribution margin;
- the figure for the contribution margin is higher than that for trading profit as it no longer includes sales costs (i.e. the costs related to sales and marketing structures);
- the item structure costs, introduced in the new format, includes sales and distribution costs, as well as general and administrative expenses.

As the table below shows, EBIT before one-offs and EBIT remain unchanged, as do all subsequent income statement items. They are therefore fully comparable with results for previous years.

Income statement in the first nine months of 2008

The Campari Group's results for the first nine months of 2008 were significantly impacted by unfavourable exchange rate movements (sharp fall in value of the US dollar) and negative external growth (termination of distribution of 1800 tequila in the United States).

The percentage increases or decreases versus last year, shown in the table below, are overall changes that include the negative impact of these factors.

	30 September 2008		30 September 2007		%
	€ million	%	€ million	%	change
Net sales	**649.6**	**100.0**	**644.6**	**100.0**	**0.8**
Cost of goods sold after distribution costs	(294.2)	–45.3	(297.5)	–46.2	–1.1
Gross profit after distribution costs	**355.4**	**54.7**	**347.1**	**53.8**	**2.4**
Advertising and promotional costs	(117.9)	–18.2	(117.4)	–18.2	0.5
Contribution margin	**237.5**	**36.6**	**229.7**	**35.6**	**3.4**
Structure costs	(104.9)	–16.2	(99.6)	–15.5	5.3
EBIT before one-offs	**132.6**	**20.4**	**130.1**	**20.2**	**1.9**
One-offs: income and charges	1.0	0.2	(1.2)	–0.2	–
EBIT	**133.5**	**20.6**	**128.8**	**20.0**	**3.6**
Net financial income (charges)	(16.1)	–2.5	(13.5)	–2.1	19.5
Profit (loss) of companies valued at equity	0.2	0.0	0.1	0.0	28.4
Charges for put option	(0.9)	–0.1	–	0.0	–
Profit before tax and minority interests	**116.7**	**18.0**	**115.5**	**17.9**	**1.0**
Minority interests	(0.2)	0.0	(0.0)	0.0	–
Group profit before tax	**116.5**	**17.9**	**115.5**	**17.9**	**0.9**
Depreciation and amortisation	(14.4)	–2.2	(14.6)	–2.3	–0.9
EBITDA before one-offs	**147.0**	**22.6**	**144.6**	**22.4**	**1.6**
EBITDA	**147.9**	**22.8**	**143.4**	**22.2**	**3.2**

Net sales for the first nine months of 2008 totalled €649.6 million.

Organic growth of 5.8% was almost entirely eroded by negative external growth (–2.8%) and exchange rate movements (–2.2%), leaving an increase of 0.8%.

For more details on these effects and on sales by region and business area, please refer to the "Sales performance" section above.

Cost of goods sold after distribution costs stood at 45.3% of sales, 0.9 percentage points lower than in the same period last year (46.2%).

In terms of the various cost categories making up the cost of goods sold in the first nine months of 2008, there was an improvement in manufacturing costs thanks to savings made following the closure of the Sulmona plant; however, raw material and transport costs rose, as expected, because of high oil prices.

Moreover, the improvement in the cost of goods sold as a proportion of sales can be fully attributed to the termination of distribution of 1800 tequila in the US and the positive effect this had on the sales mix; stripping out this factor, the cost of goods sold as a proportion of sales was in line with the same period of last year.

Gross profit after distribution costs was up 2.4% to €355.4 million, a greater increase than at the sales level (2.1%) because of the lower cost of goods sold.

This item represented a slightly higher proportion of sales, at 54.7% (+0.9%), than in the first nine months of 2007.

Advertising and promotional costs stood at 18.2% of sales in the first nine months of the year, the same proportion as last year.

These costs rose as a proportion of sales in the third quarter of the year, as expected, while the figure for the first six months of the year was lower than in 2007 (17.5% compared with 18.1%).

The **contribution margin** for the first nine months of 2008 came to €237.5 million, corresponding to an overall advance of 3.4% on the same period of last year, attributable to:

- organic growth of 7.1%;
- external growth of 1.4%;
- a negative exchange rate effect of 2.4%.

As regards the external growth component, the negative impact was more marked on sales (–2.8%) than on the contribution margin (–1.4%), as the new Group brands Cabo Wabo and X-Rated are more profitable than 1800 tequila.

Structure costs, which include sales and distribution costs in addition to general and administrative expenses, increased by 5.3% in the first nine months of 2008 (and from 15.5% to 16.2% as a proportion of sales).

This increase is partly attributable to structure costs relating to the new subsidiaries in China, Argentina and Austria, which were established in 2007 and will be fully operational from 2008.

Stripping out this effect, structure costs increased by 4.1% in the period.

EBIT before one-offs was €132.6 million, an increase of 1.9% versus the first nine months of 2007 or 4.5% at constant exchange rates; stripping out negative external growth, the figure for organic growth was 7.4%.

One-offs showed a positive balance of €1.0 million, resulting mainly from a capital gain from the sale of a building in Cinisello Balsamo for €6.1 million, which was partly offset by extraordinary personnel expenses (€2.6 million) and costs relating to the early termination of distribution agreements (€1.5 million).

In the same period last year this item showed a negative balance of €1.2 million, so the year-on-year improvement in the first nine months of 2008 was €2.2 million.

EBIT was up 3.6% in the first nine months of 2008 to €133.5 million, while the EBIT margin improved from 20.0% to 20.6%; stripping out negative exchange rate effects, however, growth for the period was 6.2%.

Depreciation and amortisation charges totalled €14.4 million in the period, broadly unchanged from the first nine months of 2007 (€14.6 million).

As a result, EBITDA grew at a similar rate to EBIT. **EBITDA before one-offs** increased by 1.6% (+4.1% at constant exchange rates) to €147.0 million, while **EBITDA** was up 3.2% (+5.6% at constant exchange rates) to €147.9 million.

Net financial charges, after exchange rate differences booked in the period, were €16.1 million, versus €13.5 million in the same period last year.

The increase was due to the termination of a number of interest rate hedging agreements that the Group had entered into with Lehman Brothers (see the section on "Significant events in the period").

This resulted in a net charge of €3.3 million on the income statement.

Excluding this charge, the average net interest rate paid by the Group was slightly lower than in the same period of 2007.

This was because of diverging trends in Europe, where average interest rates were higher than in the same period of 2007, and the US, where interest rate cuts and dollar depreciation reduced the amount of interest paid.

The Group's portion of **profits or losses of companies valued at equity** showed a positive balance of €0.2 million, up from €0.1 million in the same period last year.

The companies accounted for by the equity method are two trading joint ventures that distribute products made by the Group and its partners, which are located in Belgium and the Netherlands.

The item **charges for put option** (€0.9 million) on the income statement for the nine months to 30 September 2008 relates to minority interests in Cabo Wabo.

In view of the put options on the minority holdings, which can be exercised in 2012 and 2015, the liability relating to the possible future purchase of the remaining 20% of Cabo Wabo has been recorded on the balance sheet, while 100% of the acquisition cost has been booked under assets.

As a result, the portion of profit pertaining to the owners of the remaining 20% of Cabo Wabo is not included in minority interests on the income statement, but is booked under the Group's financial liabilities.

Profit before tax and minority interests grew by 1.0% (3.2% at constant exchange rates) compared with the first nine months of 2007, to €116.7 million.

As **minority interests** for the period came to a marginal €0.2 million, **Group profit before tax** was €116.5 million in the first nine months of 2008, up 0.9% year-on-year (+2.9% at constant exchange rates).

The net profit margin was 17.9%, in line with the same period of 2007.

INCOME STATEMENT FOR THE THIRD QUARTER OF 2008

	Third quarter of 2008		Third quarter of 2007		%
	€ million	%	€ million	%	change
Net sales	**218.4**	**100.0**	**204.0**	**100.0**	**7.0**
Cost of goods sold after distribution costs	(100.6)	-46.0	(96.4)	-47.2	4.3
Gross profit after distribution costs	**117.8**	**54.0**	**107.7**	**52.8**	**9.4**
Advertising and promotional costs	(42.6)	-19.5	(37.5)	-18.4	13.4
Contribution margin	**75.2**	**34.5**	**70.1**	**34.4**	**7.3**
Structure costs	(33.5)	-15.3	(32.8)	-16.1	2.1
EBIT before one-offs	**41.8**	**19.1**	**37.3**	**18.3**	**11.9**
One-offs: income and charges	(0.7)	-0.3	0.4	0.2	-
EBIT	**41.1**	**18.8**	**37.7**	**18.5**	**8.9**
Net financial income (charges)	(7.9)	-3.6	(4.9)	-2.4	59.8
Profit (loss) of companies valued at equity	0.0	0.0	0.0	0.0	-
Charges for put option	(0.2)	-0.1	0.0	0.0	-
Profit before tax	**33.0**	**15.1**	**32.8**	**16.1**	**0.4**
Minority interests	(0.1)	0.0	0.0	0.0	-
Group profit before tax	**32.9**	**15.1**	**32.9**	**16.1**	**0.2**
Depreciation and amortisation	(4.8)	-2.2	(4.9)	-2.4	-0.7
EBITDA before one-offs	**46.6**	**21.3**	**42.2**	**20.7**	**10.4**
EBITDA	**45.9**	**21.0**	**42.6**	**20.9**	**7.8**

The consolidated profit and loss account for the third quarter of 2008 shows a marked improvement in sales and operating profitability compared with the same quarter of 2007.

Organic growth of 11.9% was partly eroded by negative external growth (-3.1%) and exchange rate movements (–1.7%), leaving an increase in **sales** of 7.0%.

Please refer to the "Sales performance" section above for more details.

The **contribution margin** for the quarter was up 7.3% at €75.2 million; stripping out the negative effects of exchange rates (–1.4%) and external growth (–2.7%) gives an organic growth figure of 11.4%.

As a percentage of sales, the figure of 34.5% was broadly unchanged from the third quarter of 2007, although the cost of sales accounted for a lower proportion (entirely attributable to an improvement in the sales mix), while advertising and promotional spending represented a higher proportion.

Structure costs were up only 2.1% year-on-year, and fell from 16.1% to 15.3% as a proportion of sales.

EBIT rose by 8.9% year-on-year to €41.1 million; at constant exchange rates the increase was 10.1%.

EBITDA was up by 7.8% (9.0% at constant exchange rates) versus the third quarter of 2007, at €45.9 million.

Financial charges increased by €3.0 million to €7.9 million in the third quarter of 2008, which had a significant impact on net profit.

The increase related to the write-downs made following the collapse of Lehman Brothers, with which the Group had entered into a number of interest rate hedging agreements.

For more information, please refer to the comments on the income statement for the first nine months of the year.

The improvement in EBIT was almost entirely eroded by the increase in financial charges.

The **Group's profit before tax** was therefore broadly unchanged from the third quarter of 2007, at €32.9 million (+0.2%).

FINANCIAL SITUATION

Breakdown of net debt

The Group's consolidated net debt stood at €310.2 million at 30 September 2008, an increase on the figure of €288.1 million posted at 31 December 2007.

The table below shows the debt structure at the beginning and end of the period.

	30 September 2008 € million	31 December 2007 € million
Cash and cash equivalents	157.9	199.8
Payables to banks	(84.7)	(114.4)
Real estate lease payables	(3.2)	(3.2)
Private placement: short-term portion	(8.6)	(8.4)
Other financial payables and receivables	(4.0)	(7.6)
Short-term financial position	**57.3**	**66.3**
Payables to banks	(1.7)	(1.8)
Real estate lease payables	(10.5)	(12.9)
Private placement and bond issue:		
medium to long-term portion	(338.7)	(338.8)
Other financial payables and receivables	3.8	(1.0)
Medium / long-term net debt	**(347.0)**	**(354.4)**
Net debt from operating activities	(289.7)	(288.1)
Payables relating to the exercise of the Cabo Wabo put option	(20.5)	-
Net debt	**(310.2)**	**(288.1)**

There are no significant variations in the composition of short or medium / long-term debt.

However, the Group had previously entered into interest rate hedging agreements with Lehman Brothers in relation to the private placement and bond issue, and – as noted above – following the investment bank's collapse, the Group exercised its right to early termination of these agreements, and an amount corresponding to the fair value of the instruments in question on 15 September 2008 (the date Lehman Brothers filed for bankruptcy protection) was recorded under financial receivables.

At the date of this report, the amount referred to was adjusted to the estimated realisable value, calculated at 30% of the nominal value, and allocated to the income statement; at 30 September 2008 the residual value was recorded under medium / long-term financial receivables.

The Group's net debt at 30 September 2008 also included a payable of €20.5 million relating to the possible exercise of the put option by the minority shareholders of Cabo Wabo, LLC and Redfire Mexico, S. de R.L. de C.V.

The put / call options on 20% of Cabo Wabo, LLC and Redfire Mexico, S. de R.L de C.V may be exercised in two tranches, one of 15% in 2012 and one of 5% in 2015.

The value of exercising the options is estimated on the basis of expected profits, to which contractually agreed multiples have been applied.

Operating working capital

Operating working capital at 30 September 2008 was €257.0 million, a reduction of €33.4 million versus 31 December 2007.

The decrease was due *inter alia* to seasonal factors that led to a reduction in trade receivables, which was partly offset by an increase in stocks, and to a lesser extent, to a reduction in payables to suppliers.

The table below shows figures at 30 September 2008, 31 December 2007 and 30 September 2007; operating working capital is shown, for each period, as a proportion of sales over the previous 12 months.

	30 September 2008 € million	31 December 2007 € million	Change € million	30 September 2007 € million	Change € million
Receivables from customers	205.9	280.0	(74.1)	169.3	36.6
Inventories	200.2	166.9	33.3	211.4	(11.1)
Payables to suppliers	(149.2)	(156.6)	7.3	(154.8)	5.6
Operating working capital	**257.0**	**290.4**	**(33.4)**	**225.8**	**31.1**
Sales - previous 12 months	962.5	957.5	5.0	950.1	12.3
Operating working capital as % of sales in the previous 12 months	26.7	30.3		23.8	

At 30 September 2008 operating working capital was 26.7% as a percentage of net sales in the previous 12 months, versus 30.3% at the beginning of the period.

Compared with the same period of 2007, operating working capital at 30 September 2008 increased by €31.1 million, and rose as a percentage of sales from 23.8% to 26.7%.

This increase was partly attributable to higher growth in sales in the third quarter of the year, while in 2007, sales were much lower in the third quarter than in the first half of the year.

As a result, total receivables from customers were proportionally higher at 30 September 2008.

The increase in these receivables was also due to the liquidity crisis in the financial system, which meant that a number of customers took longer to pay.

It is therefore expected that the operating working capital / sales ratio could be worse at the end of the year than it would be in a normal business environment.

AMENDMENTS MADE IN COMPLIANCE WITH ARTICLE 36 OF THE MARKET REGULATIONS

In compliance with the provisions of article 36 *et seq.* of the Market Regulations, which lay down the rules for the listing of companies with subsidiaries incorporated in and regulated by the laws of countries outside the EU, Davide Campari-Milano S.p.A has prepared and submitted an adaptation plan to Consob, of which the main points are discussed in the interim financial report for the first half of 2008.

The obligations set out in this plan have now been fulfilled, as have the conditions described in article 36, paragraph 1, points a), b) and c) of the Market Regulations.

EVENTS TAKING PLACE AFTER THE END OF THE PERIOD

Joint venture in India

On 31 October 2008 an agreement to create a joint venture in India was signed by the Campari Group, which will have a minority stake of 26%, and the Jubilant Group, an Indian conglomerate operating in several business areas.

The new company will be formed following the acquisition of a local distributor, and will begin operating on 1 January 2009 under the name Focus Brands Trading India Ltd. It will distribute brands imported by the Campari Group and the Old Smuggler brand, under which Scotch whisky, rum and gin produced locally will be sold.

Agreement for the production and sale of Cointreau in Brazil

In October 2008 an agreement was finalised with French group Remy Cointreau for the production and distribution of Cointreau liqueur on the Brazilian market from 1 January 2009.

The agreement will run for three years, and may be renewed for a further two years.

Acquisition of Destiladora San Nicolas

The Campari Group has signed an agreement to acquire 100% of di Destiladora San Nicolas, S.A. de C.V., which has assets including a distillery, the Espolón and San Nicolas tequila brands, tequila stocks and a distribution structure for the Mexican market.

The cost of the acquisition is US$ 17.5 million (€13.7 million at actual exchange rates), plus US$ 10 million (€7.8 million at actual exchange rates) of financial debt; in addition, the agreement provides for an earn-out based on increases in sales volumes.

The total value of the transaction corresponds to around 10 times estimated 2009 EBITDA, after synergies.

The transaction is due to be completed by the end of the year and will be paid for in cash.

The product portfolio, with a total volume of around 50,000 nine-litre cases, is mainly distributed in Mexico, and comprises the tequila brands Espolón (Espolón Blanco, Espolón Reposado and Espolón Añejo), which has won several awards, and Tequila San Nicolás (San Nicolás Joven and San Nicolás Blanco).

Espolón is made using a 100% natural process and in full compliance with rigorous quality standards that have resulted in one of the purest and most delicate tequilas on the market; it has a strong reputation, and in 2006 won a Gold Award at the World Spirits Competition in San Francisco.

Destiladora San Nicolas has been operating since 1998 and combines a traditional Mexican product emblematic of the country's culture with modern and advanced production technologies.

This acquisition is a strategic one in that it enables the Campari Group to gain direct access to the Mexican market via an established production and distribution structure, and to strengthen its presence in a growing market for premium spirits.

OUTLOOK

The results achieved in the first nine months of 2008 can be considered highly satisfactory given the exceptional factors that have had a particularly negative impact on business performance this year.

The most notable of these are:

- the termination of distribution of a major and growing brand (1800 tequila) in an important category in the US market;
- the difficulties inherent in integrating newly-acquired brands into Group structures;
- the substantial depreciation of the US dollar leading to negative exchange rate effects;
- the oil price spike and the attendant rise in the price of key raw materials, particularly glass, and in transport costs.

That said, looking ahead, the unexpected worsening of the crisis in the global financial system, which culminated in the collapse of one the world's biggest investment banks, has completely changed the macroeconomic scenario.

Even if the attempts of governments and central banks to solve the crises of confidence and liquidity prove effective, they will not prevent the world's major economies from entering a recession in the short term.

Nevertheless, it is reasonable to believe, partly based on past evidence, that a recession will have a relatively limited effect on the industry in terms of overall consumption, even in the countries most exposed to the crisis.

On the other hand, the credit crunch may have a negative – although, it is to be hoped, short-lived – effect on the ability of our customers to maintain stocks even at a minimum level, respect agreed payment terms, and in some cases, to survive the crisis.

The Group is projecting a weaker fourth quarter of 2008 than expected, in view of the reduction of stock levels by wholesalers and retailers affected by the credit crisis, and an increase in working capital, as customers inevitably take longer to pay.

However, as this report has reiterated, the Group's main brands are robust, and it is therefore expected that the risks described above may lead to the full-year organic growth forecasts, which were drawn up at the beginning of the full year, being revised downward, rather than completely changed.

As for the impact that the precarious situation on the financial markets may have on external growth, it is reasonable to assume that, firstly, given the Group's strong balance sheet and financial position, its ability to issue debt instruments will not be affected, and secondly, that investment opportunities will increase over time, and that the multiples at which transactions are agreed will fall.

Milan, 11 November 2008

Chairman of the Board of Directors
Luca Garavoglia

I, Paolo Marchesini, the director responsible for preparing the company's accounting statements, hereby declare that, pursuant to paragraph 2, article 154-*bis* of the Testo Unico della Finanza law, this interim report accurately represents the figures contained in the Group's accounting records.

Paolo Marchesini
Chief Financial Officer

END